Exhibit 99.1

Vermilion Energy Inc. Announces Third Quarter Results for the Three and Nine Months Ended September 30, 2012

CALGARY, Nov. 1, 2012 /CNW/ - Vermilion Energy Inc. ("Vermilion" or the "Company") (TSX - VET) is pleased to report interim operating and unaudited financial results for the three and nine months ended September 30, 2012.

HIGHLIGHTS

•         Recorded average production of 36,546 boe/d during the third quarter of 2012, compared to 39,168 boe/d in the second quarter of 2012 and 34,676 boe/d in the third quarter of 2011.  Year-over-year production growth of five percent was attributable to higher volumes from Vermilion's Canadian-based Cardium development program and Vermilion's acquisition of certain working interests in France in January 2012.  Quarter-over-quarter declines resulted from lower Cardium related activity levels due to breakup, the shut-in of some of our Canadian dry gas production and approximately two weeks of planned downtime in Australia to accommodate platform maintenance activities.  With the Company's continued focus on predominately crude-based production growth, Vermilion's consolidated production is now approximately two-thirds weighted to oil and liquids with the largest gains occurring in Canada where oil and liquids now account for 59% of average production as compared to 45% in the third quarter of 2011. In addition to this oil and liquids weighting, approximately 15% of our production is royalty free, high netback gas in the Netherlands.

•         Generated fund flows from operations of $137.1 million ($1.39 per share) in the third quarter of 2012, as compared to $127.8 million ($1.30 per share) in the second quarter of 2012 and $116.4 million ($1.29 per share) in the third quarter of 2011.  The increase in fund flows from operations for the third quarter of 2012 as compared to both the second quarter of 2012 and the third quarter of 2011 was primarily the result of an increase in crude oil sales in both France and Australia as well as continued strength in Vermilion's realized pricing.

•         Vermilion continues to experience strong operational performance in all of its operating regions, providing the Company with flexibility to manage the composition of its produced volumes to maximize profitability while achieving annualized production in the upper part of our guidance range of 37,000 to 38,000 boe/d.  As a result, Vermilion plans to manage its Canadian-based dry natural gas production to reduce exposure to weak North American natural gas pricing. The Company currently intends to bring on or cycle this production, as appropriate, to meet lessee obligations and to take advantage of higher seasonal pricing that may develop.

•         Vermilion currently anticipates full year capital expenditures for 2012 of approximately $465 million, subject to variability with respect to timing of the Company's Australian drilling activities.  The Company currently expects to provide initial 2013 planned production and capital guidance in mid-November.

•         Vermilion continues to benefit from its exposure to Brent-based crude oil and European natural gas production.  Vermilion's Brent-based crude volumes represent approximately 43% of consolidated production or 68% of total crude production and currently receives a premium, on average, to the quoted Dated Brent reference price. Given the challenged market for Canadian-based crude production in 2012, the Company's exposure to Brent-based crude production has provided Vermilion with an average US$25 to US$40 per barrel advantage relative to the Company's Canadian-based peers.  Vermilion's European natural gas pricing has also remained strong with Netherlands natural gas production, which is approximately 15% of our oil-equivalent production, having received an average price of $9.58 per mcf to date in 2012.  This compares to average AECO index pricing for Canadian-based natural gas production of $2.11 per mcf during the first nine months of 2012.

•         Vermilion's strong record of drilling success continued with results from two wells in the Netherlands.  The Eernewoude-2 development well (93% working interest) was drilled and tested during the third quarter at an initial test rate of 25 mmcf/d1, combining rates from individual tests of three zones. The Company also completed testing of the Vinkega-2 development well (42% working interest), which was drilled in the second quarter and has now tested at approximately 30 mmcf/d2, combining rates from individual tests of two zones. Vermilion plans to tie-in both wells during 2013.

•         Continued to grow production in the Company's Cardium light oil play as we continue with long-term development of our extensive and high-quality Cardium assets in the West Pembina field. Vermilion has increased Cardium related production from approximately 1,000 boe/d in 2010 to approximately 7,700 boe/d during the third quarter of 2012.

•         During the third quarter of 2012, Vermilion announced that the Company had invested a total of $84 million since early 2011 to acquire 408.5 net sections of undeveloped lands in Canada with exposure to emerging resource plays. These lands include 227 net sections in the Duvernay trend. To date, Vermilion has drilled, cored and completed a Diagnostic Fracture Injection Test (DFIT) on one vertical appraisal well in the Duvernay with encouraging results. The Company currently plans to core, log and DFIT an additional two Duvernay vertical wells, with drilling activities on the first of these prior to year end 2012. A significant portion of Vermilion's Duvernay rights are located across two large contiguous land blocks in the greater Drayton Valley region and lie directly beneath the Company's current Cardium development. Should Vermilion's Duvernay position ultimately prove suitable for full scale commercial development, this co-location of assets will enable the utilization of Vermilion's extensive oil and gas processing infrastructure in the region bestowing significant timing, operational and infrastructure advantages.  In addition to its Cardium and Duvernay rights in the region, the Company also has a large inventory of more conventional, Manville based liquids-rich gas development opportunities including the Ellerslie, Notikewin and Fahler. With the addition of the Duvernay, Vermilion now has significant exposure to three distinct development opportunities in this core operating region that have potential to deliver growth for the Company well into the second half of the decade.

•         On October 16, 2012, the tunnel boring machine that will be used to drill beneath Sruwaddacon Bay for installation of the onshore gas pipeline at  Corrib was delivered to the Aughoose launch site. The Company currently expects tunneling operations to commence prior to the end of 2012 with first gas at Corrib anticipated to occur in late 2014.

1	Eernewoude-2 test rate reflects combined production test results from three separate producing zones including: Slochteren Sandstone which tested at an average rate of approximately 8,950 mcf/d over four hours on a 24/64 choke and a flowing well head pressure of approximately 199 Bar; Ten Boer Sandstone was tested at (28/64)/(32/64)/(36/64) chokes with average rates of approximately 9,880/11,820/13,465 mcf/d/ over separate three hour periods at flowing well head pressures of approximately 159/147/133 Bar, respectively; Akkrum Sandstone was tested using 24/64 and 36/64 chokes resulting in average rates of approximately 3,770 and 4,475 mcf/d over separate three hour periods at flowing well head pressures of approximately 80 and 40 Bar, respectively. Test results are not necessarily indicative of long-term performance or of ultimate recovery.

2	Vinkega-2 test rate reflects combined production test results from two separate producing zones including: Slochtgeren Sandstone which tested at an average rate of approximately 22,380 mcf/d over four hours on a 40/64 choke and a flowing well head pressure of approximately 163 Bar; Vlieland Sandstone which tested at an average rate of approximately 4,850 mcf/d over six hours on a 36/64 choke and a flowing well head pressure of approximately 49 Bar. Test results are not necessarily indicative of long-term performance or of ultimate recovery.

Conference Call and Audio Webcast Details

Vermilion will discuss these results in a conference call to be held on Thursday, November 1, 2012 at 9:00 AM MST (11:00 AM EST).  To participate, you may call toll free 1-877-407-9205 (North America) or 1-201-689-8054 (International).  The conference call will also be available on replay by calling 1-877-660-6853 (North America) or 1-201-612-7415 (International) using conference ID number 400685.  The replay will be available until midnight eastern time on November 8, 2012.

You may also listen to the audio webcast by clicking www.investorcalendar.com/IC/CEPage.asp?ID=169764 or visit Vermilion's website at www.vermilionenergy.com/ir/eventspresentations.cfm.

ABBREVIATIONS

bbl(s)	barrel(s)
mbbls	thousand barrels
bbls/d	barrels per day
mcf	thousand cubic feet
mmcf	million cubic feet
bcf	billion cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
boe	barrel of oil equivalent of natural gas, natural gas liquids and crude oil on the basis of one boe for six mcf of natural gas
mboe	thousand barrel of oil equivalent
mmboe	million barrel of oil equivalent
boe/d	barrel of oil equivalent per day
NGLs	natural gas liquids
WTI	West Texas Intermediate, the reference price paid for crude oil of standard grade in U.S. dollars at Cushing, Oklahoma
AECO	the daily average benchmark price for natural gas at the AECO 'C' hub in southeast Alberta
$M	thousand dollars
$MM	million dollars
PRRT	Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia
GAAP	Canadian Generally Accepted Accounting Principles or, alternatively, IFRS
IFRS	International Financial Reporting Standards or, alternatively, GAAP

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward looking statements or financial outlooks under applicable securities legislation.  Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this document may include, but are not limited to:

•         capital expenditures;

•         business strategies and objectives;

•         reserve quantities and the discounted present value of future net cash flows from such reserves;

•         petroleum and natural gas sales;

•         future production levels (including the timing thereof) and rates of average annual production growth;

•         exploration plans;

•         development plans;

•         acquisition and disposition plans and the timing thereof;

•         operating and other expenses, including the payment of future dividends;

•         royalty rates;

•         the timing of regulatory proceedings and approvals;

•         the timing of first commercial natural gas from the Corrib field; and

•         estimate of Vermilion's share of the expected natural gas production from the Corrib field.

Such forward looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•         the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;

•         the ability of Vermilion to market crude oil, natural gas liquids and natural gas successfully to current and new customers;

•         the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;

•         the timely receipt of required regulatory approvals;

•         the ability of Vermilion to obtain financing on acceptable terms;

•         foreign currency exchange rates and interest rates;

•         future crude oil, natural gas liquids and natural gas prices; and

•         Management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Financial outlooks are provided for the purpose of understanding Vermilion's financial strength and business objectives and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include but are not limited to:

•         the ability of management to execute its business plan;

•         the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids and natural gas;

•         risks and uncertainties involving geology of crude oil, natural gas liquids and natural gas deposits;

•         risks inherent in Vermilion's marketing operations, including credit risk;

•         the uncertainty of reserves estimates and reserves life;

•         the uncertainty of estimates and projections relating to production and associated expenditures;

•         potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•         Vermilion's ability to enter into or renew leases on acceptable terms;

•         fluctuations in crude oil, natural gas liquids and natural gas prices, foreign currency exchange rates and interest rates;

•         health, safety and environmental risks;

•         uncertainties as to the availability and cost of financing;

•         the ability of Vermilion to add production and reserves through exploration and development activities;

•         general economic and business conditions;

•         the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

•         uncertainty in amounts and timing of royalty payments;

•         risks associated with existing and potential future law suits and regulatory actions against Vermilion; and

•         other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

HIGHLIGHTS

($M except as indicated)	Three Months Ended			Nine Months Ended
	Sept 30,	June 30,	Sept 30,	Sept 30,	Sept 30,
Financial	2012	2012	2011	2012	2011
Petroleum and natural gas sales	284,838	246,544	248,361	841,870	756,398
Fund flows from operations [1]	137,094	127,775	116,369	415,991	337,453
Fund flows from operations ($/basic share)	1.39	1.30	1.29	4.26	3.75
Fund flows from operations ($/diluted share)	1.37	1.28	1.27	4.21	3.70
Net earnings	30,798	37,816	64,442	133,708	173,064
Net earnings per share ($/basic share)	0.31	0.39	0.71	1.37	1.92
Capital expenditures	106,255	94,888	134,781	295,503	338,529
Acquisitions, including acquired working capital deficiencies [1]	-	-	-	110,282	38,101
Asset retirement obligations settled	1,968	2,581	4,269	5,315	15,512
Cash dividends ($/share)	0.57	0.57	0.57	1.71	1.71
Dividends declared	56,196	55,962	51,612	167,282	153,975
Less: Issuance of shares pursuant to the dividend reinvestment plan	(17,251)	(18,781)	(15,219)	(53,590)	(42,279)
Net dividends [1]	38,945	37,181	36,393	113,692	111,696
% of fund flows from operations, gross	41%	44%	44%	40%	46%
% of fund flows from operations, net	28%	29%	31%	27%	33%
Total net dividends, capital expenditures and asset retirement obligations	147,168	134,650	175,443	414,510	465,737
settled [1]
% of fund flows from operations	107%	105%	151%	100%	138%
% of fund flows from operations (excluding the Corrib project)	94%	93%	130%	89%	120%
Net debt [1]	549,491	524,610	467,367	549,491	467,367
Operational
Production
Crude oil (bbls/d)	23,047	24,658	20,464	24,062	20,602
NGLs (bbls/d)	1,245	1,405	1,369	1,341	1,369
Natural gas (mcf/d)	73,524	78,629	77,056	77,502	76,442
Total (boe/d)	36,546	39,168	34,676	38,320	34,711
Production pricing
% priced with reference to WTI	23%	23%	17%	23%	15%
% priced with reference to AECO	16%	18%	21%	17%	21%
% priced with reference to Dated Brent	61%	59%	62%	60%	64%
Average selling price
Crude oil and NGLs ($/bbl)	100.70	100.07	100.71	102.32	104.26
Natural gas ($/mcf)	6.12	5.79	6.50	5.89	6.28
Netbacks ($/boe) [1]
Operating netback	55.02	53.88	49.85	54.87	50.35
Fund flows netback	38.66	39.40	36.46	39.44	35.62
Operating expenses	13.27	12.41	13.57	12.78	12.86
Average reference prices
WTI (US$/bbl)	92.22	93.49	89.76	96.21	95.48
Dated Brent (US$/bbl)	109.61	108.19	113.46	112.10	111.93
AECO ($/mcf)	2.28	1.90	3.66	2.11	3.76
Average foreign currency exchange rates
CDN $/US $	0.99	1.01	0.98	1.00	0.98
CDN $/Euro	1.25	1.30	1.39	1.28	1.37
Share information ('000s)
Shares outstanding
Basic shares outstanding	98,729	98,330	90,675	98,729	90,675
Diluted shares outstanding [1]	101,149	101,249	92,815	101,149	92,815
Weighted average shares outstanding
Basic shares outstanding	98,523	97,937	90,492	97,704	89,955
Diluted shares outstanding	99,748	99,923	91,710	98,848	91,241

1  The above table includes non-GAAP measures which may not be comparable to other companies.  Please see the "Non-GAAP Measures" section of Management's Discussion and Analysis.

OPERATIONAL REVIEW AND OUTLOOK

Vermilion's operations continued to perform above expectations during the third quarter of 2012. Furthermore, the Company's strong relative realized pricing, resulting from its global commodity exposure and oil leveraged production bias, continues to support consistently strong fund flows from operations.  Even after shutting-in some of our Canadian dry gas production and downtime in Australia due to planned maintenance activities, Vermilion's year-to-date production remains 10% above production volumes during the same nine month period in 2011.

Vermilion's global commodity exposure continues to distinguish the Company from other North American producers with approximately 43% of year-to-date production comprised of Brent-based crude and a further 15% comprised of high netback, royalty free Netherlands natural gas production which has realized a price of $9.58 per mcf during the first nine months of 2012.  The Company's leverage to global commodity markets, through its diversified international operations, places Vermilion in a strong competitive position relative to North America based producers who are faced with significantly higher exposure to volatile differentials and increasing price uncertainty with respect to their North American natural gas and crude production.  Vermilion expects realized pricing for North American natural gas and crude production will remain at significant discounts to pricing the Company receives for its international production for the foreseeable future.

During the third quarter of 2012, Canadian-based crude differentials remained relatively wide with Edmonton Sweet crude pricing at US$7.21 below the average price for West Texas Intermediate (WTI) of US$92.22, which itself was priced at an average discount to Dated Brent of more than US$17 during the quarter.  On the positive side, the AECO natural gas reference price improved by approximately 20% during the quarter to $2.28 per mcf, however it remained significantly below Vermilion's average price for European based natural gas production of nearly $9.50 per mcf. These pricing dynamics have impacted many of Vermilion's Canadian peers and although Vermilion is not immune to these price effects, the Company's netbacks remain robust as a result of its exposure to Dated Brent-based pricing for its production in France and Australia and the continued strength of natural gas pricing in Europe.

Vermilion continues to experience strong operational performance in all of its operating regions. This provides the Company with flexibility to manage the composition of its produced volumes to maximize profitability while achieving annualized production in the upper part of our guidance range of 37,000 to 38,000 boe/d.  As a result, Vermilion plans to manage its Canadian-based dry natural gas production to reduce exposure to weak North American natural gas pricing. The Company currently intends to bring on or cycle this production, as appropriate, to meet lessee obligations and to take advantage of higher seasonal pricing that may develop.

Vermilion currently anticipates full year capital expenditures for 2012 of approximately $465 million, subject to variability with respect to timing of the Company's Australian drilling activities.  The Company currently expects to provide initial 2013 planned production and capital guidance in mid-November.

During the remainder of 2012, the Company's Canadian investment activities will continue to focus primarily on development of the Cardium light oil play.  Vermilion's well performance remains consistent and continues to outpace that of other operators in the West Pembina region.  The Company remains on target to achieve average costs of between $3.5 and $3.7 million per well and has exceeded this target on a 'per section' basis after accounting for several longer reach wells drilled in 2012.  Transportation costs also continue to decrease as Vermilion ties-in and processes greater volumes through its newly constructed oil processing facility.  At the end of the third quarter of 2012, Vermilion had drilled or participated in approximately 102.8 net wells, 90.8 of which were on production.   With an identified inventory at the beginning of 2012 of approximately 300 additional economic prospects in the West Pembina region, Vermilion has a drilling inventory that is expected to last at least six years at an expected drilling rate of 40 to 60 wells per year.  That inventory may grow as Vermilion achieves continuous improvement in costs and productivity in this resource play, and seeks to consolidate existing land positions within the West Pembina operating region. A further 120 prospects have been identified on Vermilion's legacy acreage which are viewed as having marginal economics in the current environment but could be drilled in future years if technological improvements, costs or commodity prices change sufficiently to improve the economics of these prospects.

Vermilion experienced lower volumes in Australia during the third quarter of 2012 resulting from approximately two weeks of planned downtime for annual maintenance. Vermilion plans to sustain annual average production at between 6,000 and 8,000 boe/d over the next few years with two-to-three well drilling campaigns conducted approximately every other year. Wandoo remains a key asset for Vermilion generating strong fund flows from operations.  Production at Wandoo attracts pricing at a meaningful premium to the Dated Brent index for crude oil with no transportation costs as a result of production being inventoried and sold directly into tankers from the platform.

In January 2012 Vermilion announced that it had closed the previously announced acquisition of certain working interests in six producing fields located in the Paris and Aquitaine basins in France. The assets are expected to average approximately 2,200 boe/d of production in 2012, weighted 86% to high quality Brent-based crude, and add an estimated 6.7 million boe1 of proved plus probable reserves (96% crude oil).  Vermilion paid approximately $106 million at closing of the acquisition, resulting in a cost of approximately $48,000 per flowing boe and $15.80 per boe of proved plus probable reserves as evaluated by GLJ.  The acquisition added to Vermilion's existing France asset base and is well aligned with the Company's strategic objective to maintain and consolidate its core operating areas and to increase its operating control where feasible. The acquired assets further strengthen Vermilion's position as the leading oil producer in France, and with a weighting toward high quality oil, are expected to continue to provide robust netbacks in the current commodity price environment. During the third quarter, Vermilion initiated its first workover program in the Vic Bihl field since taking over operatorship after the acquisition, with the first five workovers generating an initial incremental rate of over 500 bbls/d. The Company has identified numerous other areas in the acquired assets where we can reduce the current cost structure and increase production over time through optimized production operations, waterflood management and exploitation of infill development opportunities.

Vermilion's strong record of drilling success continued with results from two wells in the Netherlands.  The Eernewoude-2 development well (93% working interest) was drilled and tested during the third quarter at an initial test rate of 25 mmcf/d2, combining rates from individual tests of three zones. The Company also completed testing of the Vinkega-2 development well (42% working interest), which was drilled in the second quarter and has now tested at approximately 30 mmcf/d3, combining rates from individual tests of two zones. Vermilion plans to tie-in both wells during 2013.  Vermilion also continues to evaluate facilities, infrastructure and permitting requirements associated with potential production additions in 2013 from the Langezwaag-1 (42% working interest) well which was drilled during the 2011 drilling campaign. Looking forward, Vermilion intends to maintain a rolling inventory of projects such that each year will involve a combination of new wells and the tie-in of prior successes.

In Ireland, the Corrib partners have received all key approvals enabling preparation and construction of the tunnelling site for the onshore pipeline. On January 22, 2012, the period for appeals of the regulatory permits related to the project expired with no appeals remaining outstanding. This effectively brought the regulatory approval phase of the project to a close and enabled the start of the construction phase.  On October 16, 2012, the tunnel boring machine (TBM) was delivered to the Aughoose launch site.  The TBM will be used to drill beneath Sruwaddacon Bay for installation of the onshore gas pipeline at Corrib. Shell E&P Ireland Ltd., the project operator, is expected to initiate tunneling operations prior to the end of 2012. With five wells currently drilled, tested and ready for production, and construction of related pipelines and facilities largely complete, the Corrib project is anticipated to ultimately deliver approximately 55 mmcf/d (9,000 boe/d) of net production at high netbacks. First gas production is currently projected for late 2014 based on a deterministic project schedule.

Beginning in late 2010, the Company launched its New Growth Initiative forming two teams of senior technical professionals focused on the identification and capture of positions in Canada and Europe to provide exposure to unconventional shale oil and natural gas opportunities.  To date, the Company has invested $84 million to acquire a total of 408.5 net sections of undeveloped lands in Canada with exposure to emerging resource opportunities.  As a result of these acquisitions, the Company now holds several large and contiguous land blocks on Canadian resource plays, including two contiguous positions on the Duvernay totalling 190 net sections.  During the second and third quarters of 2012, Vermilion re-entered, cored, logged and completed a  Diagnostic Fracture Injection Test (DFIT) on an existing vertical wellbore in one of the blocks to assist in its appraisal of the Duvernay resource play. The Company currently plans to core, log and DFIT an additional two Duvernay vertical wells, with drilling activities on the first of these anticipated prior to year end 2012. A significant portion of Vermilion's Duvernay rights lie directly beneath the Company's current Cardium development in the greater Drayton Valley area. Should Vermilion's Duvernay position ultimately prove suitable for full scale commercial development, this co-location of assets will enable the utilization of Vermilion's extensive oil and gas processing infrastructure in the region bestowing significant timing, operational and infrastructure advantages. In addition to its Cardium and Duvernay rights in the region, the Company also has a large inventory of more conventional, Manville based liquids-rich gas development opportunities including the Ellerslie, Notikewin and Fahler. With the addition of the Duvernay, Vermilion now has significant exposure to three distinct development opportunities in this core operating region that have potential to deliver growth for the Company well into the second half of the decade.

Vermilion remains positioned to deliver strong operational and financial performance over the next several years.  The Company anticipates growing production by approximately 35% to 50,000 boe/d in 2015 through the continued development of its significant portfolio of organic growth opportunities.  Combined with an anticipated 50% growth in fund flows from operations over that same period based on current commodity prices, Vermilion remains confident of its ability to maintain a stable dividend for investors with the potential for dividend growth over time.  Near term development will continue to focus on high netback oil and European natural gas opportunities, including light oil production growth from the Cardium play in Western Canada and continued development of high netback natural gas prospects in the Netherlands. Vermilion anticipates Corrib will provide strong production and cash flow growth for the Company in 2015.  Beyond 2015, growth is anticipated to come from the development of new and emerging resource plays in Canada and Europe supported by relatively stable production in Australia, France and Ireland that is expected to deliver the fund flows to fund these new growth opportunities.

The Company's conservative fiscal management and limited use of equity to finance its growth objectives should allow future growth on a per share basis. The management and directors of Vermilion continue to control approximately 8% of Vermilion's outstanding shares and remain committed to delivering superior returns to all stakeholders.  Further, the Company continues to be recognized for excellence in its business practices.  In the first quarter of 2012, Vermilion achieved a "hat trick" by being recognized for the third consecutive year by the Great Place to Work® Institute in both Canada and France as one of the 25 best workplaces in each country. In a capital intensive business, we believe that our people are our most leveraging resource and we are honored by this recognition.

1	Estimated proved plus probable reserves attributable to the assets as evaluated by GLJ Petroleum Consultants Ltd. ("GLJ") in a report dated October 14, 2011 with an effective date of December 31, 2011.
2	Eernewoude-2 test rate reflects combined production test results from three separate producing zones including: Slochteren Sandstone which tested at an average rate of approximately 8,950 mcf/d over four hours on a 24/64 choke and a flowing well head pressure of approximately 199 Bar; Ten Boer Sandstone was tested at (28/64)/(32/64)/(36/64) chokes with average rates of approximately 9,880/11,820/13,465 mcf/d/ over separate three hour periods at flowing well head pressures of approximately 159/147/133 Bar, respectively; Akkrum Sandstone was tested using 24/64 and 36/64 chokes resulting in average rates of approximately 3,770 and 4,475 mcf/d over separate three hour periods at flowing well head pressures of approximately 80 and 40 Bar, respectively. Test results are not necessarily indicative of long-term performance or of ultimate recovery.
3	Vinkega-2 test rate reflects combined production test results from two separate producing zones including: Slochtgeren Sandstone which tested at an average rate of approximately 22,380 mcf/d over four hours on a 40/64 choke and a flowing well head pressure of approximately 163 Bar; Vlieland Sandstone which tested at an average rate of approximately 4,850 mcf/d over six hours on a 36/64 choke and a flowing well head pressure of approximately 49 Bar. Test results are not necessarily indicative of long-term performance or of ultimate recovery.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is Management's Discussion and Analysis ("MD&A"), dated October 31, 2012, of Vermilion Energy Inc.'s ("Vermilion" or the "Company") operating and financial results as at and for the three and nine months ended September 30, 2012 compared with the corresponding periods in the prior year.

This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2012 and the audited consolidated financial statements for the year ended December 31, 2011 and 2010, together with accompanying notes.  Additional information relating to Vermilion, including its Annual Information Form, is available on SEDAR at www.sedar.com or on Vermilion's website at www.vermilionenergy.com.

The unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2012 and comparative information have been prepared in Canadian dollars, except where another currency has been indicated, and in accordance with IAS 34, "Interim financial reporting", as issued by the International Accounting Standards Board.

NON-GAAP MEASURES

This report includes non-GAAP measures as further described herein.  These non-GAAP measures do not have standardized meanings prescribed by International Financial Reporting Standards ("IFRS" or, alternatively, "GAAP") and therefore may not be comparable with the calculations of similar measures for other entities.

"Fund flows from operations" represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled.  Management considers fund flows from operations and fund flows from operations per share to be key measures as they demonstrate Vermilion's ability to generate the cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.  Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of Vermilion's ability to generate cash that is not subject to short-term movements in non-cash operating working capital.

"Fund flows from operations (excluding the Corrib project)" represents fund flows from operations excluding transportation expense related to the Corrib project.  Transportation expense related to the Corrib project pertains to a ship or pay agreement. As there is a ceiling on the total payments due in relation to the associated pipeline, these expenses essentially represent a prepayment for future pipeline transportation services.  Management believes that by excluding expenses related to the Corrib project, fund flows from operations (excluding the Corrib project) provides a useful measure of Vermilion's ability to generate cash from current production.

The most directly comparable GAAP measure to fund flows from operations and fund flows from operations (excluding the Corrib project) is cash flows from operating activities.

Cash flows from operating activities as presented in Vermilion's consolidated statements of cash flows are reconciled to fund flows from operations and fund flows from operations (excluding the Corrib project) as follows:

	Three Months Ended			% change		Nine Months Ended		% change
	Sept 30,	June 30,	Sept 30,	Q3/12 vs.	Q3/12 vs.	Sept 30,	Sept 30,	2012 vs.
($M)	2012	2012	2011	Q2/12	Q3/11	2012	2011	2011
Cash flows from operating activities	148,301	123,485	99,906			396,673	288,453
Changes in non-cash operating working capital	(13,175)	1,709	12,194			14,003	33,488
Asset retirement obligations settled	1,968	2,581	4,269			5,315	15,512
Fund flows from operations	137,094	127,775	116,369	7%	18%	415,991	337,453	23%
Transportation expense related to the Corrib project	1,899	1,974	2,253			5,874	6,721
Fund flows from operations (excluding the Corrib project)	138,993	129,749	118,622	7%	17%	421,865	344,174	23%

"Acquisitions, including acquired working capital deficiencies" are property acquisitions as presented in Vermilion's consolidated statements of cash flows, plus any working capital deficiencies acquired as a result of those acquisitions.  Management considers acquired working capital deficiencies to be an important element of a property acquisition.

Property acquisitions as presented in Vermilion's consolidated statements of cash flows are reconciled to acquisitions, including acquired working capital deficiencies as follows:

	Nine Months Ended
	Sept 30,	Sept 30,
($M)	2012	2011
Property acquisitions	106,184	38,101
Acquired working capital deficiencies	4,098	-
Acquisitions, including acquired working capital deficiencies	110,282	38,101

"Cash dividends per share" represents cash dividends declared per share by Vermilion.

"Net dividends" are dividends declared less proceeds received by Vermilion for the issuance of shares pursuant to the dividend reinvestment plan, both as presented in Vermilion's consolidated statements of changes in shareholders' equity.  Dividends both before and after the dividend reinvestment plan are reviewed by management and are also assessed as a percentage of fund flows from operations to analyze the amount of cash that is generated by Vermilion which is being used to fund dividends.  Dividends declared is the most directly comparable GAAP measure to net dividends.

"Total net dividends, capital expenditures and asset retirement obligations settled" are net dividends plus the following amounts from Vermilion's consolidated statements of cash flows:  drilling and development, exploration and evaluation, and asset retirement obligations settled.

"Total net dividends, capital expenditures and asset retirement obligations settled (excluding the Corrib project)" are total net dividends, capital expenditures and asset retirement obligations settled excluding drilling and development and asset retirement obligations settled relating to the Corrib project.

Total net dividends, capital expenditures and asset retirement obligation settled and total net dividends, capital expenditures and asset retirement obligations settled (excluding the Corrib project) are reviewed by management and are assessed as a percentage of fund flows from operations and fund flows from operations (excluding the Corrib project) to analyze the amount of cash that is generated by Vermilion that is available to repay debt and fund potential future acquisitions.

Dividends declared, total net dividends, capital expenditures and asset retirement obligations settled and total net dividends, capital expenditures and asset retirement obligations settled (excluding the Corrib project) are reconciled to their most directly comparable GAAP measures as follows:

	Three Months Ended			Nine Months Ended
	Sept 30,	June 30,	Sept 30,	Sept 30,	Sept 30,
($M)	2012	2012	2011	2012	2011
Dividends declared	56,196	55,962	51,612	167,282	153,975
Issuance of shares pursuant to the dividend reinvestment plan	(17,251)	(18,781)	(15,219)	(53,590)	(42,279)
Net dividends	38,945	37,181	36,393	113,692	111,696
Drilling and development	96,212	77,956	89,332	262,064	281,749
Exploration and evaluation	10,043	16,932	45,449	33,439	56,780
Asset retirement obligations settled	1,968	2,581	4,269	5,315	15,512
Total net dividends, capital expenditures and asset retirement obligations settled	147,168	134,650	175,443	414,510	465,737
Capital expenditures and asset retirement obligations settled related to the Corrib project	(17,164)	(13,928)	(21,686)	(40,574)	(54,391)
Total net dividends, capital expenditures and asset retirement obligations settle (excluding the Corrib project)	130,004	120,722	153,757	373,936	411,346

"Net debt" is the sum of long-term debt and working capital as presented in Vermilion's consolidated balance sheets.  Net debt is used by management to analyze the financial position and leverage of Vermilion.  The most directly comparable GAAP measure is long-term debt.

Long-term debt as presented in Vermilion's consolidated balance sheets is reconciled to net debt as follows:

	As At
	Sept 30,	Dec 31,
($M)	2012	2011
Long-term debt	492,669	373,436
Current liabilities	442,376	491,184
Current assets	(385,554)	(435,659)
Net debt	549,491	428,961

"Netbacks" are per barrel of oil equivalent and per mcf measures used in operational and capital allocation decisions.

"Diluted shares outstanding" is the sum of shares outstanding at the period end plus outstanding awards under Vermilion's equity based compensation plan, based on current estimates of future performance factors and forfeitures. The most directly comparable GAAP measure is shares outstanding.

Shares outstanding is reconciled to diluted shares outstanding as follows:

	As At
	Sept 30,	June 30,	Sept 30,
('000s of shares)	2012	2012	2011
Shares outstanding	98,729	98,330	90,675
Potential shares issuable pursuant to the equity based compensation plan	2,420	2,919	2,140
Diluted shares outstanding	101,149	101,249	92,815

OPERATIONAL ACTIVITIES

Canada

In Canada, Vermilion participated in the drilling of 16 wells (11.5 net) during the third quarter of 2012.  These wells included 14 (10.7 net) operated  Cardium horizontal wells and two (0.8 net) non-operated Cardium wells.  At the end of the third quarter of 2012, 83 operated (73.2 net) Cardium wells were on production and 54 (17.6 net) non-operated wells were on production.  Drilling and completion activities picked up late in the quarter following wet ground conditions in July and August that hampered the movement of equipment.

France

In France, Vermilion's third quarter activities were focused on workovers at Vic Bihl, the Company's first workovers in that field since obtaining operatorship as part of the acquisition in January of 2012. The workover program has resulted the first five workovers generating an initial incremental rate of over 500 bbls/d. Vermilion continues to work toward full integration of the acquired assets and realization of further future optimization, workover and infill drilling opportunities.

Netherlands

In the Netherlands, third quarter operating activities included testing of the Vinkega-2 development well (42% working interest), which was drilled during the second quarter of 2012 and has now tested at approximately 30 mmcf/d1, combining results from multiple zones. Further, Vermilion drilled the Eernewoude-2 development well (93% working interest) during the third quarter of 2012 and has achieved an initial test of 25 mmcf/d2, combining results from multiple zones. Both wells are anticipated to be brought on production toward the end of 2013 at restricted rates. Additional operating activities were focused on ongoing facility maintenance and permitting activities in preparation for a 2013 drilling campaign. Vermilion also continues to evaluate facilities, infrastructure and permitting requirements associated with potential production additions in 2013 from the Langezwaag-1 (42% working interest) well which was drilled during the 2011 drilling campaign.

1	Vinkega-2 test rate reflects combined production test results from two separate producing zones including: Slochtgeren Sandstone which tested at an average rate of approximately 22,380 mcf/d over four hours on a 40/64 choke and a flowing well head pressure of approximately 163 Bar; Vlieland Sandstone which tested at an average rate of approximately 4,850 mcf/d over six hours on a 36/64 choke and a flowing well head pressure of approximately 49 Bar. Test results are not necessarily indicative of long-term performance or of ultimate recovery.
2	Eernewoude-2 test rate reflects combined production test results from three separate producing zones including: Slochteren Sandstone which tested at an average rate of approximately 8,950 mcf/d over four hours on a 24/64 choke and a flowing well head pressure of approximately 199 Bar; Ten Boer Sandstone was tested at (28/64)/(32/64)/(36/64) chokes with average rates of approximately 9,880/11,820/13,465 mcf/d/ over separate three hour periods at flowing well head pressures of approximately 159/147/133 Bar, respectively; Akkrum Sandstone was tested using 24/64 and 36/64 chokes resulting in average rates of approximately 3,770 and 4,475 mcf/d over separate three hour periods at flowing well head pressures of approximately 80 and 40 Bar, respectively. Test results are not necessarily indicative of long-term performance or of ultimate recovery.

Australia

Vermilion continued preparations and permitting activities in anticipation of initiating a two to three well drilling campaign in late 2012.  Due to the anticipated timing of the drilling campaign in late 2012, production from the wells is not currently expected to occur until 2013. Vermilion also completed annual platform maintenance in the third quarter of 2012 that resulted in approximately two weeks of planned downtime.

PRODUCTION

	Three Months Ended			% change		Nine Months Ended		% change
	Sept 30,	June 30,	Sept 30,	Q3/12 vs.	Q3/12 vs.	Sept 30,	Sept 30,	2012 vs.
	2012	2012	2011	Q2/12	Q3/11	2012	2011	2011
Canada
Crude oil & NGLs (bbls/d)	8,526	9,078	5,831	(6%)	46%	8,825	5,378	64%
Natural gas (mmcf/d)	35.54	41.32	42.94	(14%)	(17%)	39.55	43.17	(8%)
Total (boe/d)	14,449	15,965	12,987	(9%)	11%	15,417	12,573	23%
% of consolidated	40%	40%	38%			40%	36%
France
Crude oil (bbls/d)	9,767	9,931	7,946	(2%)	23%	9,989	8,208	22%
Natural gas (mmcf/d)	3.39	3.57	0.97	(5%)	249%	3.48	0.96	263%
Total (boe/d)	10,333	10,526	8,108	(2%)	27%	10,569	8,368	26%
% of consolidated	28%	27%	23%			28%	24%
Netherlands
NGLs (bbls/d)	41	84	64	(51%)	(36%)	66	55	20%
Natural gas (mmcf/d)	34.59	33.74	33.15	3%	4%	34.47	32.31	7%
Total (boe/d)	5,806	5,707	5,589	2%	4%	5,811	5,440	7%
% of consolidated	16%	15%	16%			15%	16%
Australia
Crude oil (bbls/d)	5,958	6,970	7,992	(15%)	(25%)	6,523	8,330	(22%)
% of consolidated	16%	18%	23%			17%	24%
Consolidated
Crude oil & NGLs (bbls/d)	24,292	26,063	21,833	(7%)	11%	25,403	21,971	16%
% of consolidated	66%	67%	63%			66%	63%
Natural gas (mmcf/d)	73.52	78.63	77.06	(6%)	(5%)	77.50	76.44	1%
% of consolidated	34%	33%	37%			34%	37%
Total (boe/d)	36,546	39,168	34,676	(7%)	5%	38,320	34,711	10%

Canadian production of 14,449 boe/d during the third quarter of 2012 represented a 9% decrease from production of 15,965 boe/d in the second quarter of 2012, but an increase of 11% over third quarter of 2011 production of 12,987 boe/d.  The year-over-year increase in Vermilion's Canadian production was mainly attributable to Cardium production growth. The quarter-over-quarter decrease resulted from shutting in some dry gas production and reduced Cardium activity due to wet ground conditions which inhibited the movement of equipment in July and August. Production results continue to illustrate the low risk, dependable nature of planned production additions associated with Vermilion's Cardium program. At the end of the third quarter of 2012, Vermilion's high netback oil and liquids production represented approximately 59% of total Canadian production as compared to 45% at the end of the third quarter of 2011.

Production in France averaged 10,333 boe/d in the third quarter of 2012, a slight decrease from second quarter of 2012 production of 10,526 boe/d.  The modest decrease was attributable to natural production declines that were partially offset by optimization and workover activities during the quarter.  On a year-over-year basis production has grown by 27%, largely attributable to incremental production volumes associated with Vermilion's acquisition of certain working interests in the Paris and Aquitaine basins in January of 2012. Following the acquisition, Vermilion's France production remains 95% weighted toward Brent crude.

Average production volumes of 5,806 boe/d in the Netherlands during the third quarter of 2012 were nearly flat to second quarter of 2012 production of 5,707 boe/d, and third quarter 2011 production of 5,589 boe/d.  Incremental production from the Rotliegend zone of the Vinkega-1 discovery well, brought on production in December 2011, and from De Hoeve-1, brought on in May 2012, have largely offset natural production declines in the Netherlands and the suspension in late 2011 of production from the Vlieland zone of the Vinkega-1 well to facilitate production of the Rotliegend.

Australia production averaged 5,958 boe/d during the third quarter of 2012, compared to 6,970 boe/d in the second quarter of 2012 and 7,992 boe/d in the third quarter of 2011.  The quarter-over-quarter decrease in production was largely the result of planned downtime of approximately two weeks for annual platform maintenance. Year-over-year production was lower as a result of natural production declines with no new wells drilled since late 2010.  The Company's next drilling campaign is scheduled to begin in December of 2012 and is expected to result in increased production volumes in the first quarter of 2013.  Vermilion plans to sustain annual average production between 6,000 and 8,000 boe/d over the next few years with two to three well drilling campaigns conducted approximately every other year.

FINANCIAL REVIEW

During the three months ended September 30, 2012, Vermilion generated fund flows from operations of $137.1 million compared to $127.8 million for the three months ended June 30, 2012 and $116.4 million for the three months ended September 30, 2011.  The increase in fund flows from operations for the third quarter of 2012 as compared to both the second quarter of 2012 and the third quarter of 2011 was primarily the result of an increase in crude oil sales volumes in both France and Australia.  Cash flows from operating activities, a GAAP measure, increased for the third quarter of 2012 as compared to the same period in the previous year as a result of the increase in fund flows from operations and timing differences pertaining to working capital.

During the nine months ended September 30, 2012, Vermilion generated fund flows from operations of $416.0 million compared to $337.5 million for the same period in 2011.  The year-over-year increase in fund flows from operations resulted primarily from higher average production in Canada, France and the Netherlands, in addition to lower PRRT in Australia.  Cash flows from operating activities increased year-over-year as a result of the increase in fund flows from operations, reduced asset retirement obligations settled, and timing differences pertaining to working capital.

Vermilion's net debt was $549.5 million at September 30, 2012 (December 31, 2011 - $429.0 million) representing approximately 1.0 times annualized fund flows from operations.  The increase in net debt was the result of the $106.1 million acquisition of certain working interests in six producing fields located in the Paris and Aquitaine basins in France.  Long-term debt increased to $492.7 million at September 30, 2012 (December 31, 2011 - $373.4 million) as a result of current year to date capital expenditures, including the continued development of the Cardium resource play and the acquisitions of additional undeveloped acreage in Canada, as well as the aforementioned acquisition in France.

For the nine months ended September 30, 2012, total net dividends, capital expenditures and asset retirement obligations settled (excluding capital expenditures and asset retirement obligations settled on the Corrib project) expressed as a percentage of fund flows from operations were 89% (nine months ended September 30, 2011 - 120%).  The year-over-year decrease in this ratio relates primarily to improved fund flows from operations and lower capital expenditures.

COMMODITY PRICES

	Three Months Ended			% change		Nine Months Ended		% change
	Sept 30,	June 30,	Sept 30,	Q3/12 vs.	Q3/12 vs.	Sept 30,	Sept 30,	2012 vs.
	2012	2012	2011	Q2/12	Q3/11	2012	2011	2011
Average reference prices
WTI (US$/bbl)	92.22	93.49	89.76	(1%)	3%	96.21	95.48	1%
Edmonton Sweet index (US$/bbl)	85.01	83.29	93.97	2%	(10%)	86.94	96.77	(10%)
Dated Brent (US$/bbl)	109.61	108.19	113.46	1%	(3%)	112.10	111.93	-
AECO ($/mcf)	2.28	1.90	3.66	20%	(38%)	2.11	3.76	(44%)
Netherlands oil-linked gas price ($/mcf)	9.56	9.94	9.78	(4%)	(2%)	9.89	9.41	5%
Netherlands oil-linked gas price (€/mcf)	7.68	7.67	7.07	-	9%	7.70	6.84	13%
Average realized prices ($/boe)
Canada	53.61	51.58	51.81	4%	3%	53.67	51.71	4%
France	104.95	104.15	108.40	1%	(3%)	106.00	105.67	-
Netherlands	56.88	57.88	58.11	(2%)	(2%)	57.95	55.54	4%
Australia	114.44	129.94	102.98	(12%)	11%	117.40	112.14	5%
Consolidated	80.35	76.04	77.85	6%	3%	79.83	79.82	-
Production mix (% of production)
% priced with reference to WTI	23%	23%	17%			23%	15%
% priced with reference to AECO	16%	18%	21%			17%	21%
% priced with reference to Dated Brent	61%	59%	62%			60%	64%

Reference prices

Overall, crude oil prices remained relatively consistent during the third quarter of 2012 as compared to the second quarter of 2012.  WTI and the Edmonton Sweet index continued to trade at a significant discount to Dated Brent due to increased production in North America and the subsequent increase in inventories at Cushing, Oklahoma.

The AECO reference price increased 20% from the second quarter of 2012 to the third quarter of 2012 due in part to increased demand in natural gas for power generation during the summer.  However, the AECO reference price was 38% lower compared to the same quarter in the previous year due in part to the excess supply of natural gas in North America and continued high levels of inventory.

The Netherlands realized gas price remained relatively consistent quarter-over-quarter.

Realized pricing

The realized price of Vermilion's crude oil in Canada is directly linked to WTI but is subject to market conditions in Western Canada.  These market conditions can result in fluctuations in the pricing differential, as reflected by the Edmonton Sweet index price.  The realized price of Vermilion's NGLs in Canada is based on differentials to product specific trading hubs in the U.S.  The realized price of Vermilion's natural gas in Canada is based on the AECO spot price in Alberta.

Vermilion's crude oil in France and Australia is priced with reference to Dated Brent.

The price of Vermilion's natural gas in the Netherlands is based on pricing established by GasTerra, a statutory entity which purchases all natural gas produced by Vermilion in the Netherlands.  The oil-linked natural gas price in the Netherlands is calculated using a trailing average of Dated Brent and the natural gas prices from European trading hubs.

Average realized prices in Vermilion's international jurisdictions will differ from their corresponding average reference prices due to a number of factors including the timing of the sale of production, differences in the quality of production and point of settlement.  In Canada, average realized prices are impacted by the production mix of crude oil, NGLs and natural gas. The quarter-over-quarter increase in the average realized price for Canada was due to an increase in the percentage of crude oil and NGLs production in Canada, from 57% for the second quarter of 2012 to 59% for the third quarter of 2012, coupled with the increase in the AECO reference price for natural gas.

On a consolidated basis, for the three months ended September 30, 2012, crude oil and NGL production represented approximately 66% of total production (three months ended September 30, 2011 - 63%).  Production priced with reference to crude oil (WTI and Dated Brent) represented approximately 84% of total production for the three months ended September 30, 2012 (three months ended September 30, 2011, 79%).

CAPITAL EXPENDITURES AND PROPERTY ACQUISITIONS

	Three Months Ended			Nine Months Ended
By category	Sept 30,	June 30,	Sept 30,	Sept 30,	Sept 30,
($M)	2012	2012	2011	2012	2011
Land	7,666	31,713	35,041	46,046	50,246
Seismic	2,653	1,327	2,090	4,779	5,963
Drilling and completion	55,320	28,309	62,412	138,487	153,379
Production equipment and facilities	34,691	26,718	28,049	86,164	104,205
Recompletions	2,956	1,403	3,399	7,004	14,390
Other	2,969	5,418	3,790	13,023	10,346
Capital expenditures	106,255	94,888	134,781	295,503	338,529
Property acquisitions	-	-	-	106,184	38,101
Total capital expenditures and property acquisitions	106,255	94,888	134,781	401,687	376,630

	Three Months Ended			Nine Months Ended
By classification	Sept 30,	June 30,	Sept 30,	Sept 30,	Sept 30,
($M)	2012	2012	2011	2012	2011
Drilling and development	96,212	77,956	89,332	262,064	281,749
Exploration and evaluation	10,043	16,932	45,449	33,439	56,780
Capital expenditures	106,255	94,888	134,781	295,503	338,529
Property acquisitions	-	-	-	106,184	38,101
Total capital expenditures and property acquisitions	106,255	94,888	134,781	401,687	376,630

	Three Months Ended			Nine Months Ended
By country	Sept 30,	June 30,	Sept 30,	Sept 30,	Sept 30,
($M)	2012	2012	2011	2012	2011
Canada	63,701	55,456	92,993	191,139	254,306
France	10,416	10,281	8,806	132,539	44,871
Netherlands	5,257	5,379	8,707	13,206	19,843
Australia	9,721	9,867	2,549	24,132	9,448
Ireland	17,160	13,905	21,726	40,671	48,162

Capital expenditures for the third quarter of 2012 increased from the second quarter of 2012 primarily as a result of increased activity in Canada and Ireland.  The increase in capital expenditures in Canada resulted mainly from more wells being drilled, completed, and tied-in in the third quarter as compared to the second quarter. Vermilion participated in the drilling of 16 (11.5 net) wells during the third quarter as compared to the drilling of 10 (6.7 net) wells in the second quarter. This increase in Canada was partially offset by a reduction in land acquisitions in the third quarter.  The increase in capital expenditures in Ireland resulted from ocean bottom seismic studies and preliminary tunneling activities.

Capital expenditures for the third quarter of 2012 decreased as compared to the same period in the previous year.  This decrease was primarily a result of a reduction in Canadian land acquisitions.

On a year to date basis, capital expenditures were lower in 2012 as compared to 2011.  This decrease was primarily the result of reduced expenditures in Canada and Ireland, partially offset by higher expenditures in Australia.  The decrease in expenditures in Canada was primarily the result of lower facilities expenditures, including the absence of costs relating to the construction of a 15,000 bbls/d oil processing facility that occurred in 2011, reduced land acquisitions and well tie-in activity.  The decrease in Ireland was primarily the result of reduced facilities expenditures.  The decreases in Canada and Ireland were partially offset by an increase in capital expenditures in Australia, which resulted primarily from facility maintenance and preliminary spending for the Australian drilling campaign.

The increase in property acquisitions in 2012 was primarily due to the January 2012 acquisition of certain working interests in six producing fields located in the Paris and Aquitaine basins in France.  Vermilion paid $106.1 million upon closing of the acquisition.

PETROLEUM AND NATURAL GAS SALES

	Three Months Ended			% change		Nine Months Ended		% change
By product	Sept 30,	June 30,	Sept 30,	Q3/12 vs.	Q3/12 vs.	Sept 30,	Sept 30,	2012 vs.
($M except per boe and per mcf)	2012	2012	2011	Q2/12	Q3/11	2012	2011	2011
Crude oil & NGLs	243,471	205,126	202,303	19%	20%	716,888	625,348	15%
Per boe	100.70	100.07	100.71	1%	-	102.32	104.26	(2%)
Natural gas	41,367	41,418	46,058	-	(10%)	124,982	131,050	(5%)
Per mcf	6.12	5.79	6.50	6%	(6%)	5.89	6.28	(6%)
Petroleum and natural gas sales	284,838	246,544	248,361	16%	15%	841,870	756,398	11%
Per boe	80.35	76.04	77.85	6%	3%	79.83	79.82	-

	Three Months Ended			% change		Nine Months Ended		% change
By country	Sept 30,	June 30,	Sept 30,	Q3/12 vs.	Q3/12 vs.	Sept 30,	Sept 30,	2012 vs.
($M except per boe)	2012	2012	2011	Q2/12	Q3/11	2012	2011	2011
Canada	71,268	74,932	61,903	(5%)	15%	226,726	177,512	28%
Per boe	53.61	51.58	51.81	4%	3%	53.67	51.71	4%
France	102,369	94,828	80,845	8%	27%	300,708	241,383	25%
Per boe	104.95	104.15	108.40	1%	(3%)	106.00	105.67	-
Netherlands	30,386	30,062	29,883	1%	2%	92,268	82,474	12%
Per boe	56.88	57.88	58.11	(2%)	(2%)	57.95	55.54	4%
Australia	80,815	46,722	75,730	73%	7%	222,168	255,029	(13%)
Per boe	114.44	129.94	102.98	(12%)	11%	117.40	112.14	5%

Vermilion's consolidated petroleum and natural gas sales for the three months ended September 30, 2012 increased relative to the three months ended June 30, 2012 by $38.3 million.  This increase was primarily the result of higher crude oil sales volumes in Australia and France, partially offset by lower natural gas sales volumes in Canada.

Consolidated petroleum and natural gas sales for the three months ended September 30, 2012 were higher than the comparable period in 2011 by $36.5 million.  This increase was primarily the result of overall higher crude oil sales volumes, partially offset by a year-over-year decrease in natural gas sales volumes in Canada and a decrease in the Edmonton Sweet index and Dated Brent reference prices.

Consolidated petroleum and natural gas sales for the nine months ended September 30, 2012 were higher than the comparable period in 2011 by $85.5 million.  The increase was primarily attributable to higher crude oil sales volumes, resulting in part from increased Cardium crude oil production in Canada and additional production from Vermilion's January 2012 acquisition in France.  These increases were partially offset by a decrease in both the realized prices for crude oil and natural gas in Canada.

CRUDE OIL INVENTORY

Vermilion carries an inventory of crude oil in France and Australia, which is a result of timing differences between production and sales.  Crude oil inventories decreased in the third quarter of 2012 versus the second quarter of 2012 due to a decrease in both France's and Australia's inventory of 24,806 bbls and 158,029 bbls, respectively.

The following table summarizes the changes in Vermilion's crude oil inventory positions:

	Three Months Ended			Nine Months Ended
	Sept 30,	June 30,	Sept 30,	Sept 30,	Sept 30,
(bbls)	2012	2012	2011	2012	2011
France
Opening crude oil inventory	270,801	223,421	215,132	186,955	158,229
Crude oil production	898,599	903,750	731,009	2,736,893	2,240,796
Crude oil sales	(923,405)	(856,370)	(736,504)	(2,677,853)	(2,189,388)
Closing crude oil inventory	245,995	270,801	209,637	245,995	209,637
Australia
Opening crude oil inventory	274,878	208	62,397	221,898	172,199
Crude oil production	548,144	634,245	735,365	1,787,323	2,274,131
Crude oil sales	(706,173)	(359,575)	(626,026)	(1,892,372)	(2,274,594)
Closing crude oil inventory	116,849	274,878	171,736	116,849	171,736

DERIVATIVE INSTRUMENTS

	Three Months Ended			% change		Nine Months Ended		% change
	Sept 30,	June 30,	Sept 30,	Q3/12 vs.	Q3/12 vs.	Sept 30,	Sept 30,	2012 vs.
($M except per boe)	2012	2012	2011	Q2/12	Q3/11	2012	2011	2011
Realized loss on derivative instruments	1,869	3,591	7,793	(48%)	(76%)	11,178	22,185	(50%)
Per boe	0.53	1.11	2.44	(52%)	(78%)	1.06	2.34	(55%)

The realized loss on derivative instruments was lower in the third quarter of 2012 as compared to both the second quarter of 2012 and the third quarter of 2011 due to weaker crude oil prices relative to the ceiling on certain derivative instruments pertaining to 2012.  In the current quarter, crude oil prices were lower than the ceiling price of Vermilion's derivative instruments and as such the realized loss related entirely to premiums paid on funded collars and put options.

The nature of Vermilion's operations results in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates.  Vermilion monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations.  All transactions of this nature entered into by Vermilion are related to an underlying financial position or to future crude oil and natural gas production. Vermilion does not use derivative financial instruments for speculative purposes.  Vermilion has elected not to designate any of its price risk management activities as accounting hedges and thus accounts for changes in fair value in net earnings at each reporting period.  During the normal course of business, Vermilion may enter into fixed price arrangements to sell a portion of its production or purchase commodities for operational use.  Vermilion does not apply fair value accounting on these contracts as they were entered into and continue to be held for the sale of production or operational use in accordance with the Company's expected requirements.  Vermilion does not obtain collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts.

The following table summarizes Vermilion's outstanding financial derivative positions as at September 30, 2012:

Risk Management	Funded Cost (US $/bbl)	bbls/d	Strike Price(s) US $/bbl
Collar - WTI
January 2012 to December 2012	1.00	250	82.00 - 119.45
July 2012 to December 2012	1.00	500	78.00 - 104.15
July 2012 to December 2012	1.00	500	82.00 - 99.35
July 2012 to December 2012	1.00	500	82.00 - 115.10
October 2012 to December 2012	0.50	500	85.00 - 138.25
January 2013 to March 2013	-	250	85.00 - 109.52
April 2013 to June 2013	-	250	88.00 - 109.43
Swap - WTI
October 2012 to December 2012	-	750	90.84
January 2013 to June 2013 [1]	-	500	100.85
January 2013 to June 2013 [1]	-	500	101.50
Collar - DATED BRENT
January 2012 to December 2012	1.00	1,000	82.00 - 113.40
January 2012 to December 2012	1.00	500	82.00 - 115.50
January 2012 to December 2012	1.00	500	82.00 - 130.75
July 2012 to December 2012	1.00	1,000	82.00 - 126.05
July 2012 to December 2012	1.00	1,000	82.00 - 126.55
October 2012 to December 2012	1.00	500	92.00 - 134.25
October 2012 to December 2012	1.00	500	97.00 - 132.20
January 2013 to March 2013	1.00	250	95.00 - 132.15
January 2013 to March 2013	-	300	98.00 - 128.50
January 2013 to June 2013	-	1,000	90.00 - 103.65
January 2013 to June 2013	-	1,000	90.00 - 106.90
January 2013 to December 2013	-	500	95.00 - 107.35
January 2013 to December 2013	-	500	95.00 - 109.90
January 2013 to December 2013	-	1,000	97.00 - 107.65
January 2013 to December 2013	-	500	95.00 - 106.50
January 2013 to December 2013	-	1,000	97.00 - 106.15
July 2013 to December 2013	-	500	95.00 - 109.10
Put - DATED BRENT
January 2012 to December 2012	4.46	600	83.00
January 2012 to December 2012	4.90	600	83.00
January 2012 to December 2012	4.49	600	83.00
January 2012 to December 2012	4.39	600	83.00
January 2012 to December 2012	3.65	500	83.00
SWAP - DATED BRENT
October 2012 to December 2012	-	750	103.85

1 The counterparty to the swap has the option on June 28, 2013 to extend the swap to December 31, 2013 at the contracted volume and price.

An up to date listing of outstanding financial derivative positions is available on Vermilion's website at www.vermilionenergy.com/ir/hedging.cfm.

ROYALTIES

	Three Months Ended			% change		Nine Months Ended		% change
By product	Sept 30,	June 30,	Sept 30,	Q3/12 vs.	Q3/12 vs.	Sept 30,	Sept 30,	2012 vs.
($M except per boe and per mcf)	2012	2012	2011	Q2/12	Q3/11	2012	2011	2011
Crude oil & NGLs	12,087	13,242	12,675	(9%)	(5%)	39,570	36,712	8%
Per boe	5.00	6.46	6.31	(23%)	(21%)	5.65	6.12	(8%)
Natural gas	276	89	808	210%	(66%)	576	2,518	(77%)
Per mcf	0.04	0.01	0.11	300%	(64%)	0.03	0.12	(75%)
Royalties	12,363	13,331	13,483	(7%)	(8%)	40,146	39,230	2%
Per boe	3.49	4.11	4.23	(15%)	(17%)	3.81	4.14	(8%)
% of petroleum and natural gas sales	4.3%	5.4%	5.4%			4.8%	5.2%

	Three Months Ended			% change		Nine Months Ended		% change
By country	Sept 30,	June 30,	Sept 30,	Q3/12 vs.	Q3/12 vs.	Sept 30,	Sept 30,	2012 vs.
($M except per boe)	2012	2012	2011	Q2/12	Q3/11	2012	2011	2011
Canada	7,081	8,216	8,351	(14%)	(15%)	24,266	24,804	(2%)
Per boe	5.33	5.66	6.99	(6%)	(24%)	5.74	7.23	(21%)
% of petroleum and natural gas sales	9.9%	11.0%	13.5%			10.7%	14.0%
France	5,282	5,115	5,132	3%	3%	15,880	14,426	10%
Per boe	5.42	5.62	6.88	(4%)	(21%)	5.60	6.32	(11%)
% of petroleum and natural gas sales	5.2%	5.4%	6.3%			5.3%	6.0%

In Canada, royalties as a percentage of sales for the three months ended September 30, 2012 was 9.9% as compared to 13.5% for the comparative period of the prior year and 11.0% for the prior quarter.  Low natural gas pricing in 2012 has resulted in minimal natural gas royalties. Crude oil and NGL royalties as a percentage of sales decreased for the current quarter to 10.9% from 16.4% for the third quarter of 2011 due to lower royalty rates levied on initial production volumes from Vermilion's horizontal Cardium wells.  As Vermilion's production mix has continued to shift towards these types of wells, the Company's crude oil and NGL royalty expense as a percentage of sales has declined.  Crude oil and NGL royalties as a percentage of sales for the third quarter of 2012 at 10.9% decreased slightly from the prior quarter at 12.3% reflecting additional wells being put on production that benefit from this royalty incentive.

In France, the primary portion of the royalties levied is based on units of production and therefore is not subject to changes in commodity prices.  France royalties as a percentage of sales for the three and nine months ended September 30, 2012 decreased to 5.2% and 5.3%, respectively, as compared to 6.3% and 6.0% for the same periods of the previous year due to a weakening Euro.  Royalties as a percent of revenue for the third quarter of 2012 were relatively consistent with the rate of 5.4% for the prior quarter.

Production in the Netherlands and Australia is not subject to royalties.

OPERATING EXPENSE

	Three Months Ended			% change		Nine Months Ended		% change
By product	Sept 30,	June 30,	Sept 30,	Q3/12 vs.	Q3/12 vs.	Sept 30,	Sept 30,	2012 vs.
($M except per boe and per mcf)	2012	2012	2011	Q2/12	Q3/11	2012	2011	2011
Crude oil & NGLs	36,889	28,645	32,190	29%	15%	102,400	90,199	14%
Per boe	15.26	13.97	16.03	9%	(5%)	14.62	15.04	(3%)
Natural gas	10,141	11,580	11,098	(12%)	(9%)	32,408	31,672	2%
Per mcf	1.50	1.62	1.57	(7%)	(4%)	1.53	1.52	1%
Operating	47,030	40,225	43,288	17%	9%	134,808	121,871	11%
Per boe	13.27	12.41	13.57	7%	(2%)	12.78	12.86	(1%)

	Three Months Ended			% change		Nine Months Ended		% change
By country	Sept 30,	June 30,	Sept 30,	Q3/12 vs.	Q3/12 vs.	Sept 30,	Sept 30,	2012 vs.
($M except per boe)	2012	2012	2011	Q2/12	Q3/11	2012	2011	2011
Canada	13,420	13,217	13,473	2%	-	40,904	39,503	4%
Per boe	10.10	9.10	11.28	11%	(10%)	9.68	11.51	(16%)
France	12,351	13,755	14,281	(10%)	(14%)	41,208	35,541	16%
Per boe	12.66	15.11	19.15	(16%)	(34%)	14.53	15.56	(7%)
Netherlands	3,870	5,457	3,991	(29%)	(3%)	13,436	12,346	9%
Per boe	7.24	10.51	7.76	(31%)	(7%)	8.44	8.31	2%
Australia	17,389	7,796	11,543	123%	51%	39,260	34,481	14%
Per boe	24.62	21.68	15.70	14%	57%	20.75	15.16	37%

In Canada, third quarter operating expense of $13.4 million was consistent with the $13.2 million for the second quarter of 2012 and the $13.5 million for the third quarter of 2011.  On a year to date basis, Canadian operating expense increased slightly to $40.9 million for the nine months ended September 30, 2012 from $39.5 million for the same period in the prior year due to higher volumes.  On a per boe basis, quarter-over-quarter operating expenses increased due to slightly lower volumes.  Operating costs per boe for the three months ended September 30, 2012, as compared to the same period in the prior year, decreased by $1.18 as a result of higher Canadian volumes driven by the Cardium program.  Similarly, for the year to date period ended September 30, 2012, operating costs per boe decreased by $1.83 due to significantly higher production volumes.

In France, third quarter operating expense of $12.4 million was lower than both the second quarter expense of $13.8 million and the third quarter of 2011 expense of $14.3 million due to the timing of downhole intervention work.  Lower expenditures resulted in decreased costs per boe for the current quarter versus the previous quarter and versus the same quarter of the prior year.  For the nine months ended September 30, 2012 operating costs increased to $41.2 million versus $35.5 million for the corresponding period in the prior year due to the acquisition of producing properties in the first quarter of 2012.  The increased volumes associated with this acquisition resulted in operating costs per boe decreasing to $14.53 for the nine months ended September 30, 2012 from $15.56 per boe for the same period in the prior year.

In the Netherlands, operating expense for the three months ended September 30, 2012 of $3.9 million decreased from $5.5 million in the prior quarter and was consistent with the $4.0 million for the same quarter of the prior year.  The quarter-over-quarter decrease is associated with a scheduled $1.3 million maintenance program at the Harlingen natural gas treatment centre that occurred during the second quarter of 2012.  For the nine months ended September 30, 2012 operating expense increased to $13.4 million versus $12.3 million for the same period of the prior year primarily as a result of higher electricity usage related to the Vikega-2 well.   Operating expense per boe for the three and nine months ended September 30, 2012 was consistent with the same periods of the prior year.  Quarter-over-quarter operating costs per boe decreased due to lower expenditures and slightly higher production.

In Australia, third quarter operating expense increased to $17.4 million from the previous quarter's expense of $7.8 million due to a reduction in crude oil inventory associated with shipment timing.  A decrease in crude oil inventory results in the release of production costs that are carried on the balance sheet until the product is sold.  Operating costs were further increased quarter-over-quarter as the platform ran on diesel for more days during the third quarter as compared to the second quarter.  Decreased production volumes quarter-over-quarter contributed to the quarter-over-quarter increase in operating expense per boe.  For the three and nine month periods ended September 30, 2012 operating expenses on both a spend and on a per boe basis was higher than comparable periods of the prior year due to increased maintenance costs coupled with a decrease in volumes.

TRANSPORTATION EXPENSE

	Three Months Ended			% change		Nine Months Ended		% change
By country	Sept 30,	June 30,	Sept 30,	Q3/12 vs.	Q3/12 vs.	Sept 30,	Sept 30,	2012 vs.
($M except per boe)	2012	2012	2011	Q2/12	Q3/11	2012	2011	2011
Canada	2,005	2,350	1,641	(15%)	22%	6,399	4,627	38%
Per boe	1.51	1.62	1.37	(7%)	10%	1.51	1.35	12%
France	1,840	1,894	2,567	(3%)	(28%)	6,382	7,163	(11%)
Per boe	1.89	2.08	3.44	(9%)	(45%)	2.25	3.14	(28%)
Ireland	1,899	1,974	2,253	(4%)	(16%)	5,874	6,721	(13%)
Transportation	5,744	6,218	6,461	(8%)	(11%)	18,655	18,511	1%
Per boe	1.62	1.92	2.03	(16%)	(20%)	1.77	1.95	(9%)

Consolidated transportation expense for the three months ended September 30, 2012 was lower than the three months ended June 30, 2012.  This decrease was primarily the result of lower transportation costs in Canada due to the absence of pipeline downtime, which increased trucking costs in the second quarter of 2012.

Transportation expense for France for the three and nine months ended September 30, 2012 was lower than for the same periods in the prior year primarily as a result of a reduced number of Aquitaine shipments due to the usage of higher volume cargo vessels.  This decrease in expense in France was offset by an increase in transportation expense in Canada for both the three and nine months ended September 30, 2012 as compared to the same periods in the prior year due to higher produced volumes.

Transportation expense for Ireland pertains to the amount due under a ship or pay agreement related to the Corrib project.  However, as there is a ceiling on the total payments due in relation to the associated pipeline, these expenses essentially represent a prepayment for future pipeline transportation services.

OTHER EXPENSE

	Three Months Ended			% change		Nine Months Ended		% change
	Sept 30,	June 30,	Sept 30,	Q3/12 vs.	Q3/12 vs.	Sept 30,	Sept 30,	2012 vs.
($M except per boe)	2012	2012	2011	Q2/12	Q3/11	2012	2011	2011
Other (income) expense	(277)	585	786	(147%)	(135%)	8,291	1,942	327%
Per boe	(0.08)	0.18	0.25	(144%)	(132%)	0.79	0.20	295%

For the nine months ended September 30, 2012, other expense was comprised primarily of $8.5 million relating to transfer taxes paid to regulatory authorities in France pursuant to the acquisition, in the first quarter of 2012, of certain working interests in six producing fields located in the Paris and Aquitaine basins in France.

GENERAL AND ADMINISTRATION EXPENSE

	Three Months Ended			% change		Nine Months Ended		% change
	Sept 30,	June 30,	Sept 30,	Q3/12 vs.	Q3/12 vs.	Sept 30,	Sept 30,	2012 vs.
($M except per boe)	2012	2012	2011	Q2/12	Q3/11	2012	2011	2011
General and administration	12,669	12,068	11,375	5%	11%	34,885	34,830	-
Per boe	3.57	3.72	3.57	(4%)	-	3.31	3.68	(10%)

General and administration expense for the third quarter of 2012 was higher than the expense for both the previous quarter and the third quarter of the prior year largely due to the timing of expenditures.  General and administration expense for the nine months ended September 30, 2012 is consistent with the prior year.

EQUITY BASED COMPENSATION EXPENSE

	Three Months Ended			% change		Nine Months Ended		% change
	Sept 30,	June 30,	Sept 30,	Q3/12 vs.	Q3/12 vs.	Sept 30,	Sept 30,	2012 vs.
($M except per boe)	2012	2012	2011	Q2/12	Q3/11	2012	2011	2011
Equity based compensation	8,704	9,861	7,609	(12%)	14%	28,620	22,517	27%
Per boe	2.46	3.04	2.39	(19%)	3%	2.71	2.38	14%

Equity based compensation expense relates to non-cash compensation expense attributable to long-term incentives granted to directors, officers and employees under the Vermilion Incentive Plan (VIP). The expense is recognized over the vesting period based on the grant date fair value of awards, adjusted for the ultimate number of awards that actually vest as determined by the Company's achievement of a number of performance conditions.

Equity based compensation expense for the three months ended September 30, 2012 was lower than the prior quarter due to the timing of the forfeiture of awards and the granting of new awards.  The expense for the three and nine months ended September 30, 2012 was higher than the expense for the same periods in 2011 as the expense in the current periods reflected the revision of performance condition assumptions in the fourth quarter of 2011.

INTEREST EXPENSE

	Three Months Ended			% change		Nine Months Ended		% change
	Sept 30,	June 30,	Sept 30,	Q3/12 vs.	Q3/12 vs.	Sept 30,	Sept 30,	2012 vs.
($M except per boe)	2012	2012	2011	Q2/12	Q3/11	2012	2011	2011
Interest expense	7,229	6,600	6,659	10%	9%	19,930	18,602	7%
Per boe	2.04	2.04	2.09	-	(2%)	1.89	1.96	(4%)

Interest expense increased during the three months ended September 30, 2012 as compared to both the three months ended June 30, 2012 and September 30, 2011, primarily due to increased borrowings under Vermilion's revolving credit facility.  Interest expense increased during the nine months ended September 30, 2012 as compared to same period in the prior year as the 6.5% senior unsecured notes, issued in February of 2011, were outstanding for all of 2012.

DEPLETION AND DEPRECIATION, ACCRETION, IMPAIRMENTS AND GAIN ON ACQUISITION

	Three Months Ended			% change		Nine Months Ended		% change
	Sept 30,	June 30,	Sept 30,	Q3/12 vs.	Q3/12 vs.	Sept 30,	Sept 30,	2012 vs.
($M except per boe)	2012	2012	2011	Q2/12	Q3/11	2012	2011	2011
Depletion and depreciation	76,941	76,512	60,516	1%	27%	229,301	171,813	33%
Per boe	21.70	23.60	18.97	(8%)	14%	21.74	18.13	20%
Accretion	5,891	5,792	5,378	2%	10%	16,921	16,096	5%
Per boe	1.66	1.79	1.69	(7%)	(2%)	1.60	1.70	(6%)
Impairments	-	-	-	-	-	65,800	-	100%
Per boe	-	-	-	-	-	6.24	-	100%
Gain on acquisition	-	-	-	-	-	(45,309)	-	(100%)
Per boe	-	-	-	-	-	(4.30)	-	(100%)

Depletion and depreciation expense was relatively consistent for the three months ended September 30, 2012 as compared to the three months ended June 30, 2012.  Depletion and depreciation expense was higher in the three and nine months ended September 30, 2012 compared to the same periods in the prior year, primarily due to the result of higher finding, development and acquisition costs incurred, which resulted from increased liquids development in Canada, and the acquisition of six producing fields in France in 2012.

Accretion expense increased in the three months ended September 30, 2012 as compared to both the three months ended June 30, 2012 and September 30, 2011. The higher accretion expense was due to an increase in asset retirement obligations resulting from additional obligations recognized on newly drilled and acquired wells.

The impairment losses in the nine months ended September 30, 2012 relate to impairment losses recorded on Vermilion's conventional deep gas and shallow coal bed methane natural gas plays.  These impairment charges, recorded in the first quarter of 2012, were the result of significant declines in the forward pricing assumptions for natural gas in Canada.

Gain on acquisition in the nine months ended September 30, 2012 relates to Vermilion's acquisition of certain working interests in the Paris and Aquitaine basins in France.  The gain arose as a result of the increase in the fair value of the acquired petroleum and natural gas reserves from the time when the acquisition was negotiated to the acquisition date.  The increase resulted from a change in the underlying commodity price forecasts used to determine the fair value of the acquired reserves.

TAXES

	Three Months Ended			% change		Nine Months Ended		% change
By classification	Sept 30,	June 30,	Sept 30,	Q3/12 vs.	Q3/12 vs.	Sept 30,	Sept 30,	2012 vs.
($M except per boe)	2012	2012	2011	Q2/12	Q3/11	2012	2011	2011
Current taxes before PRRT	38,784	29,225	24,599	33%	58%	100,373	86,573	16%
Per boe	10.94	9.01	7.71	21%	42%	9.52	9.14	4%
PRRT	22,743	8,460	18,281	169%	24%	58,472	77,534	(25%)
Per boe	6.42	2.61	5.73	146%	12%	5.54	8.18	(32%)
Current taxes	61,527	37,685	42,880	63%	43%	158,845	164,107	(3%)
Per boe	17.36	11.62	13.44	49%	29%	15.06	17.32	(13%)

	Three Months Ended			% change		Nine Months Ended		% change
By country	Sept 30,	June 30,	Sept 30,	Q3/12 vs.	Q3/12 vs.	Sept 30,	Sept 30,	2012 vs.
($M except per boe)	2012	2012	2011	Q2/12	Q3/11	2012	2011	2011
Canada	36	845	467	(96%)	(92%)	1,323	1,291	2%
Per boe	0.03	0.58	0.39	(95%)	(92%)	0.31	0.38	(18%)
France	21,051	15,725	13,696	34%	54%	49,671	48,226	3%
Per boe	21.58	17.27	18.36	25%	18%	17.51	21.11	(17%)
Netherlands	9,614	5,875	2,571	64%	274%	24,546	11,718	109%
Per boe	18.00	11.31	5.00	59%	260%	15.42	7.89	95%
Australia	30,826	15,240	26,146	102%	18%	83,305	102,872	(19%)
Per boe	43.66	42.38	35.56	3%	23%	44.02	45.23	(3%)

Vermilion pays current taxes in France, the Netherlands and Australia.  Corporate income taxes in France and the Netherlands apply to taxable income after eligible deductions at a rate of approximately 34% and 45%, respectively.  As a function of the impact of Vermilion's Canadian tax pools, the Company does not presently pay current taxes in Canada. The Canadian segment includes holding companies that pay current taxes in foreign jurisdictions.

In Australia, current taxes include both corporate income taxes and PRRT.  Corporate income taxes are applied at a rate of approximately 30% on taxable income after eligible deductions, which include PRRT.  PRRT is a profit based tax applied at a rate of 40% on sales less eligible expenditures, which includes operating expenses and capital expenditures.

Current taxes before PRRT for the three and nine months ended September 30, 2012 were higher as compared to the same periods in the prior year.  These year-over-year increases were attributable to higher taxable income associated with generally higher production volumes and an increase in taxes in the Netherlands.  Current taxes were higher in the Netherlands in 2012 as compared to 2011 as a result of the absence of a tax incentive, which allowed Vermilion to accelerate the rate of depreciation on certain assets.

PRRT increased in the three months ended September 30, 2012 as compared to both the three months ended June 30, 2012 and September 30, 2011 primarily as a result of higher sales volumes.  PRRT as a percentage of operating income for the Australia segment for the nine months ended September 30, 2012 was 32% as compared to 37% for the nine months ended September 30, 2011.  This decrease was primarily the result of the impact of higher capital expenditures on PRRT in the current year versus the same period in the prior year.

FOREIGN EXCHANGE

	Three Months Ended			Nine Months Ended
	Sept 30,	June 30,	Sept 30,	Sept 30,	Sept 30,
($M except per boe)	2012	2012	2011	2012	2011
Unrealized foreign exchange loss (gain)	6,740	16,730	1,260	18,223	(13,952)
Per boe	1.89	5.16	0.39	1.73	(1.47)
Realized foreign exchange (gain) loss	(410)	(755)	670	(345)	228
Per boe	(0.11)	(0.23)	0.21	(0.03)	0.02
Foreign exchange loss (gain)	6,330	15,975	1,930	17,878	(13,724)
Per boe	1.78	4.93	0.60	1.70	(1.45)

As a result of Vermilion's international operations, Vermilion conducts business in currencies other than the Canadian dollar and has monetary assets and liabilities (including cash, receivables, payables, derivative assets and liabilities, and intercompany loans) denominated in such currencies.  Vermilion's exposure to foreign currencies include the U.S. Dollar, the Euro and the Australian Dollar.

Foreign exchange gains and losses are comprised of both unrealized and realized amounts.  Unrealized foreign exchange gains and losses are the result of translating monetary assets and liabilities held in non-functional currencies to the respective functional currencies of Vermilion and its subsidiaries.  Realized gains and losses are the result of foreign exchange fluctuations on transactions conducted in non-functional currencies.

In the three months ended September 30, 2012, the unrealized foreign exchange loss primarily resulted from the impact of the appreciation of the Canadian dollar against the Euro and the resultant impact on Euro denominated loans made by Vermilion to its subsidiaries, offset partially by the impact of the appreciation of the Canadian dollar against the U.S. Dollar on the U.S. Dollar denominated amount due pursuant to the Corrib acquisition.

NET EARNINGS

For the three and nine months ended September 30, 2012, Vermilion had net earnings of $30.8 million or $0.31 per share and $133.7 million or $1.37 per share, respectively (three and nine months ended September 30, 2011, net earnings of $64.4 million or $0.71 per share and $173.1 million or $1.92 per share, respectively).

The decrease in net earnings for the three months and nine months ended September 30, 2012 as compared to the same periods in the prior year was due to higher foreign exchange losses, other expense and depletion and depreciation.  For the three months ended September 30, 2012, there were additional decreases in net earnings resulting from higher unrealized losses on derivative instruments and current taxes, offset by higher sold volumes in Canada, France and the Netherlands.

SUMMARY OF RESULTS

	Three Months Ended
	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,
($M except per share)	2012	2012	2012	2011	2011	2011	2011	2010
Petroleum and natural gas sales	284,838	246,544	310,488	275,172	248,361	278,297	229,740	216,426
Net earnings (loss)	30,798	37,816	65,094	(30,243)	64,442	81,429	27,193	(21,809)
Net earnings (loss) per share
Basic	0.31	0.39	0.67	(0.32)	0.71	0.90	0.30	(0.25)
Diluted	0.31	0.38	0.66	(0.32)	0.70	0.89	0.30	(0.25)

The fluctuations in Vermilion's petroleum and natural gas sales and net earnings (loss) from quarter-to-quarter are primarily caused by variations in sales volumes, petroleum and natural gas prices and the impact of royalties and tax legislation in the jurisdictions in which Vermilion operates.  In addition, petroleum and natural gas prices may impact gains and losses on derivative instruments and may result in impairment charges or the reversal of impairment charges incurred in previous periods.

LIQUIDITY AND CAPITAL RESOURCES

Vermilion's net debt as at September 30, 2012 was $549.5 million compared to $429.0 million as at December 31, 2011.

Long-term debt was comprised of the following balances as at September 30, 2012 and December 31, 2011:

	As At
	Sept 30,	Dec 31,
($M)	2012	2011
Revolving credit facility	270,653	152,086
Senior unsecured notes	222,016	221,350
Total long-term debt	492,669	373,436

Revolving Credit Facility

At September 30, 2012, Vermilion had in place a bank revolving credit facility totalling $950 million, of which approximately $270.7 million was drawn.  The facility, which matures in May of 2015, is fully revolving up to the date of maturity.  The amount available to Vermilion under this facility is reduced by outstanding letters of credit associated with Vermilion's operations totalling $10.8 million as at September 30, 2012 (December 31, 2011 - $3.7 million).

As at September 30, 2012, Vermilion was in compliance with its financial covenants.

Senior Unsecured Notes

On February 10, 2011, Vermilion issued $225.0 million of senior unsecured notes at par.  The notes bear interest at a rate of 6.5% per annum and will mature on February 10, 2016.  As direct senior unsecured obligations of Vermilion, the notes rank pari passu with all other present and future unsecured and unsubordinated indebtedness of the Company.

Vermilion may, at its option, prior to February 10, 2014, redeem up to 35% of the notes with net proceeds of equity offerings by the Company at a redemption price equal to 106.5% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the applicable redemption date.  Subsequently, Vermilion may, on or after February 10, 2014, redeem all or part of the notes at fixed redemption prices, plus, in each case, accrued and unpaid interest, if any, to the applicable redemption date.  The notes were initially recognized at fair value net of transaction costs and are subsequently measured at amortized cost using an effective interest rate of 7.1%.

ASSET RETIREMENT OBLIGATIONS

As at September 30, 2012, Vermilion's asset retirement obligations were $371.0 million compared to $310.5 million as at December 31, 2011.

The increase in asset retirement obligations is largely attributable to accretion, an overall decrease in the discount rates applied to the obligations, additions from wells drilled in 2012 and liabilities acquired pursuant to the acquisition in France during the first quarter of 2012.

DIVIDENDS

	Three Months Ended	Nine Months Ended	Year Ended
	Sept 30,	Sept 30,	Dec 31,
($M)	2012	2012	2011
Cash flows from operating activities	148,301	396,673	447,092
Net earnings	30,798	133,708	142,821
Dividends declared	56,196	167,282	207,846
Excess of cash flows from operating activities over dividends declared	92,105	229,391	239,246
(Shortfall) of net earnings over dividends declared	(25,398)	(33,574)	(65,025)

Vermilion maintained monthly dividends at $0.19 per share and declared dividends totalling $167.3 million for the nine months ended September 30, 2012.

Excess cash flows from operating activities over dividends declared are used to fund capital expenditures, asset retirement obligations and debt repayments.

Vermilion's policy with respect to dividends is to be conservative and retain a low ratio of dividends to fund flows from operations.  During low price commodity cycles, Vermilion will initially maintain dividends and allow the ratio to rise.  Should low commodity price cycles remain for an extended period of time, Vermilion will evaluate the necessity to change the level of dividends, taking into consideration capital development requirements, debt levels and acquisition opportunities.

Following Vermilion's conversion to a trust in January 2003 the distribution remained at $0.17 per unit per month until it was increased to $0.19 per unit per month in December 2007.  Effective September 1, 2010, Vermilion converted to a dividend paying corporation and dividends have remained at $0.19 per share per month.

Over the next three years, the Corrib, Cardium and other exploration and development activities will require a significant capital investment by Vermilion.  Although Vermilion currently expects to be able to maintain its current dividend, Vermilion's fund flows from operations may not be sufficient during this period to fund cash dividends, capital expenditures and asset retirement obligations.  Vermilion will evaluate its ability to finance any shortfalls with debt, an issuance of equity or by reducing some or all categories of expenditures to ensure that total expenditures do not exceed available funds.

SHAREHOLDERS' EQUITY

During the nine months ended September 30, 2012, Vermilion issued 2,299,123 shares pursuant to the dividend reinvestment plan and Vermilion's equity based compensation programs.  Shareholders' capital increased by $94.7 million as a result of the issuance of those shares.

As at September 30, 2012, there were 98,729,258 shares outstanding.  As at October 31, 2012, there were 98,873,567 shares outstanding.

CORRIB PROJECT

Vermilion holds an 18.5% non-operating interest in the offshore Corrib gas field located off the northwest coast of Ireland.  Production from Corrib is expected to increase Vermilion's volumes by approximately 55 mmcf/d (9,000 boe/d) once the field reaches peak production.  Vermilion acquired its 18.5% working interest in the project on July 30, 2009.  The project comprises five ready to produce offshore wells, both offshore and onshore pipeline segments as well as a significant natural gas processing facility.  At the time of the acquisition most of the key components of the project, with the exception of the onshore pipeline, were either complete or in the latter stages of development.  Vermilion's interest was acquired for cash consideration of $136.8 million with subsequent capital expenditures to September 30, 2012 of $284.5 million, primarily related to completion of the natural gas processing facility, sub-surface well work, and permitting and preparations for construction of the onshore pipeline.  Furthermore, pursuant to the terms of the acquisition agreement, Vermilion will make an additional payment to the vendor of US$135 million at the end of 2012.  In 2011, approvals and permissions were granted for the onshore gas pipeline and construction has commenced with tunnelling expected to begin prior to the end of 2012.  Vermilion expects to continue significant capital investment on this project over the next two years and currently expects to achieve initial gas production from this field in late 2014.

RISK MANAGEMENT

Vermilion is exposed to various market and operational risks.

For a detailed discussion of these risks, please see Vermilion's Annual Report for the year ended December 31, 2011, which is available on SEDAR at www.sedar.com or on the Company's website at www.vermilionenergy.com.

CRITICAL ACCOUNTING ESTIMATES

Vermilion's financial and operating results contain estimates made by management in the following areas:

i.	Capital expenditures are based on estimates of projects in various stages of completion;
ii.	Sales, royalties, operating expenses, and current taxes include accruals based on estimates of management;
iii.	Fair value of derivative instruments are based on estimates that are subject to the fluctuation of commodity prices and foreign exchange rates;
iv.	Depletion and depreciation are based on estimates of crude oil, natural gas liquids and natural gas reserves that Vermilion expects to recover in the future;
v.	Asset retirement obligations are based on estimates of future costs and the timing of expenditures;
vi.	The recoverable amount of capital assets and exploration and evaluation assets are based on estimates that Vermilion expects to realize in future periods; and
vii.	Equity based compensation expense is determined using accepted fair value approaches which rely on historical data and certain estimates made by management.

OFF BALANCE SHEET ARRANGEMENTS

Vermilion has certain lease agreements that are entered into in the normal course of operations.  All leases are operating leases and accordingly no asset or liability value has been assigned to the consolidated balance sheet as at September 30, 2012.

Vermilion has not entered into any guarantee or off balance sheet arrangements that would materially impact Vermilion's financial position or results of operations.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in Vermilion's internal control over financial reporting that occurred during the period covered by this MD&A that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

Unless otherwise noted, as of January 1, 2013, Vermilion will be required to adopt the following standards and amendments as issued by the IASB.  The adoption of the following standards are not expected to have a material impact on Vermilion's consolidated financial statements:

IFRS 9 "Financial Instruments"
As of January 1, 2015, Vermilion will be required to adopt IFRS 9, as part of the first phase of the IASB's project to replace IAS 39, "Financial Instruments: Recognition and Measurement". The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.

IFRS 10 "Consolidated Financial Statements"
IFRS 10 replaces Standing Interpretations Committee 12, "Consolidation - Special Purpose Entities" and the consolidation requirements of IAS 27 "Consolidated and Separate Financial Statements".  The new standard replaces the existing risk and rewards based approaches and establishes control as the determining factor when determining whether an interest in another entity should be included in the consolidated financial statements.

IFRS 11 "Joint Arrangements"
IFRS 11 replaces IAS 31 "Interests in Joint Ventures".  The new standard focuses on the rights and obligations of an arrangement, rather than its legal form.  The standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted.

IFRS 12 "Disclosure of Interests in Other Entities"
IFRS 12 provides comprehensive disclosure requirements on interests in other entities, including joint arrangements, associates, and special purpose vehicles.  The new disclosures are intended to assist financial statement users in evaluating the nature, risks and financial effects of an entity's interest in subsidiaries and joint arrangements.

IFRS 13 "Fair Value Measurement"
IFRS 13 provides a common definition of fair value within IFRS.  The new standard provides measurement and disclosure guidance and applies when another IFRS requires or permits an item to be measured at fair value, with limited exceptions.

NETBACKS

The following table includes segmented financial statement information on a per unit basis.  Natural gas sales volumes have been converted on a basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.

	Three Months Ended Sept 30, 2012			Nine Months Ended Sept 30, 2012			Three Months Ended Sept 30, 2011	Nine Months Ended Sept 30, 2011
	Oil & NGLs	Natural Gas	Total	Oil & NGLs	Natural Gas	Total	Total	Total
	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Canada
Price	80.37	2.52	53.61	83.66	2.25	53.67	51.81	51.71
Realized hedging loss	(0.35)	-	(0.21)	(0.55)	-	(0.32)	(0.16)	(0.35)
Royalties	(8.79)	(0.06)	(5.33)	(9.90)	(0.03)	(5.74)	(6.99)	(7.23)
Transportation	(1.92)	(0.15)	(1.51)	(1.94)	(0.16)	(1.51)	(1.37)	(1.35)
Operating	(10.48)	(1.59)	(10.10)	(10.04)	(1.53)	(9.68)	(11.28)	(11.51)
Operating netback	58.83	0.72	36.46	61.23	0.53	36.42	32.01	31.27
France
Price	107.49	9.96	104.95	108.53	10.58	106.00	108.40	105.67
Realized hedging loss	(1.47)	-	(1.39)	(3.46)	-	(3.27)	(4.46)	(4.15)
Royalties	(5.63)	(0.28)	(5.42)	(5.84)	(0.25)	(5.60)	(6.88)	(6.32)
Transportation	(1.99)	-	(1.89)	(2.38)	-	(2.25)	(3.44)	(3.14)
Operating	(12.21)	(3.44)	(12.66)	(14.51)	(2.45)	(14.53)	(19.15)	(15.56)
Operating netback	86.19	6.24	83.59	82.34	7.88	80.35	74.47	76.50
Netherlands
Price	94.66	9.44	56.88	99.63	9.58	57.95	58.11	55.54
Operating	-	(1.22)	(7.24)	-	(1.42)	(8.44)	(7.76)	(8.31)
Operating netback	94.66	8.22	49.64	99.63	8.16	49.51	50.35	47.23
Australia
Price	114.44	-	114.44	117.40	-	117.40	102.98	112.14
Realized hedging loss	(0.33)	-	(0.33)	(0.30)	-	(0.30)	(5.82)	(5.06)
Operating	(24.62)	-	(24.62)	(20.75)	-	(20.75)	(15.70)	(15.16)
PRRT [1]	(32.21)	-	(32.21)	(30.90)	-	(30.90)	(24.86)	(34.09)
Operating netback	57.28	-	57.28	65.45	-	65.45	56.60	57.83
Total Company
Price	100.70	6.12	80.35	102.32	5.89	79.83	77.85	79.82
Realized hedging loss	(0.77)	-	(0.53)	(1.60)	-	(1.06)	(2.44)	(2.34)
Royalties	(5.00)	(0.04)	(3.49)	(5.65)	(0.03)	(3.81)	(4.23)	(4.14)
Transportation	(1.38)	(0.35)	(1.62)	(1.58)	(0.36)	(1.77)	(2.03)	(1.95)
Operating	(15.26)	(1.50)	(13.27)	(14.62)	(1.53)	(12.78)	(13.57)	(12.86)
PRRT [1]	(9.41)	-	(6.42)	(8.35)	-	(5.54)	(5.73)	(8.18)
Operating netback	68.88	4.23	55.02	70.52	3.97	54.87	49.85	50.35
General and administration			(3.57)			(3.31)	(3.57)	(3.68)
Interest expense			(2.04)			(1.89)	(2.09)	(1.96)
Realized foreign exchange gain (loss)			0.11			0.03	(0.21)	(0.02)
Other income (expense)			0.08			(0.74)	0.19	0.07
Current income taxes [1]			(10.94)			(9.52)	(7.71)	(9.14)
Fund flows netback			38.66			39.44	36.46	35.62
Accretion			(1.66)			(1.60)	(1.69)	(1.70)
Depletion and depreciation			(21.70)			(21.74)	(18.97)	(18.13)
Impairments			-			(6.24)	-	-
Gain on acquisition			-			4.30	-	-
Deferred taxes			0.76			2.92	(0.94)	2.95
Unrealized other expense			-			(0.05)	(0.44)	(0.27)
Unrealized foreign exchange (loss) gain			(1.89)			(1.73)	(0.39)	1.47
Unrealized (loss) gain on derivative instruments			(3.02)			0.09	8.54	0.71
Equity based compensation			(2.46)			(2.71)	(2.39)	(2.38)
Earnings netback			8.69			12.68	20.18	18.27

1 Vermilion considers Australian PRRT to be an operating item and accordingly has included PRRT in the calculation of operating netbacks.  Current income taxes presented above excludes PRRT.

CONSOLIDATED BALANCE SHEETS
(THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

		September 30,	December 31,
	Note	2012	2011
ASSETS
Current
Cash and cash equivalents		223,445	234,507
Accounts receivable		135,771	176,820
Crude oil inventory		12,700	13,885
Derivative instruments		1,104	186
Prepaid expenses		12,534	10,261
		385,554	435,659

Deferred taxes		192,414	175,545
Exploration and evaluation assets	4	122,018	92,301
Capital assets	3	2,199,431	2,031,682
		2,899,417	2,735,187

LIABILITIES
Current
Accounts payable and accrued liabilities		230,322	297,756
Dividends payable	7	18,759	18,322
Derivative instruments		10,297	11,568
Income taxes payable		52,670	36,407
Amount due pursuant to acquisition		130,328	127,131
		442,376	491,184

Derivative instruments		2,001	767
Long-term debt	6	492,669	373,436
Asset retirement obligations	5	371,023	310,531
Deferred taxes		232,894	227,668
		1,540,963	1,403,586

SHAREHOLDERS' EQUITY
Shareholders' capital	7	1,462,878	1,368,145
Contributed surplus		51,096	56,468
Accumulated other comprehensive loss		(55,170)	(33,387)
Deficit		(100,350)	(59,625)
		1,358,454	1,331,601
		2,899,417	2,735,187

CONSOLIDATED STATEMENTS OF NET EARNINGS AND COMPREHENSIVE INCOME
(THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS, UNAUDITED)

		Three Months Ended		Nine Months Ended
		Sept 30,	Sept 30,	Sept 30,	Sept 30,
	Note	2012	2011	2012	2011
REVENUE
Petroleum and natural gas sales		284,838	248,361	841,870	756,398
Royalties		(12,363)	(13,483)	(40,146)	(39,230)
Petroleum and natural gas revenue		272,475	234,878	801,724	717,168

EXPENSES
Operating		47,030	43,288	134,808	121,871
Transportation		5,744	6,461	18,655	18,511
Equity based compensation	8	8,704	7,609	28,620	22,517
Loss (gain) on derivative instruments		12,590	(19,454)	10,223	15,460
Interest expense		7,229	6,659	19,930	18,602
General and administration		12,669	11,375	34,885	34,830
Foreign exchange loss (gain)		6,330	1,930	17,878	(13,724)
Other (income) expense	2	(277)	786	8,291	1,942
Accretion	5	5,891	5,378	16,921	16,096
Depletion and depreciation	3, 4	76,941	60,516	229,301	171,813
Impairments	3	-	-	65,800	-
Gain on acquisition	2	-	-	(45,309)	-
		182,851	124,548	540,003	407,918
EARNINGS BEFORE INCOME TAXES		89,624	110,330	261,721	309,250

INCOME TAXES
Deferred		(2,701)	3,008	(30,832)	(27,921)
Current		61,527	42,880	158,845	164,107
		58,826	45,888	128,013	136,186

NET EARNINGS		30,798	64,442	133,708	173,064

OTHER COMPREHENSIVE (LOSS) INCOME
Currency translation adjustments		(12,753)	(4,577)	(21,783)	17,174
COMPREHENSIVE INCOME		18,045	59,865	111,925	190,238

NET EARNINGS PER SHARE
Basic		0.31	0.71	1.37	1.92
Diluted		0.31	0.70	1.35	1.90

WEIGHTED AVERAGE SHARES OUTSTANDING ('000s)
Basic		98,523	90,492	97,704	89,955
Diluted		99,748	91,710	98,848	91,241

CONSOLIDATED STATEMENTS OF CASH FLOWS
(THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

		Three Months Ended		Nine Months Ended
		Sept 30,	Sept 30,	Sept 30,	Sept 30,
	Note	2012	2011	2012	2011
OPERATING
Net earnings		30,798	64,442	133,708	173,064
Adjustments:
Accretion	5	5,891	5,378	16,921	16,096
Depletion and depreciation	3, 4	76,941	60,516	229,301	171,813
Impairments	3	-	-	65,800	-
Gain on acquisition	2	-	-	(45,309)	-
Unrealized loss (gain) on derivative instruments		10,721	(27,247)	(955)	(6,725)
Equity based compensation	8	8,704	7,609	28,620	22,517
Unrealized foreign exchange loss (gain)		6,740	1,260	18,223	(13,952)
Unrealized other expense		-	1,403	514	2,561
Deferred taxes		(2,701)	3,008	(30,832)	(27,921)
Asset retirement obligations settled	5	(1,968)	(4,269)	(5,315)	(15,512)
Changes in non-cash operating working capital		13,175	(12,194)	(14,003)	(33,488)
Cash flows from operating activities		148,301	99,906	396,673	288,453

INVESTING
Drilling and development	3	(96,212)	(89,332)	(262,064)	(281,749)
Exploration and evaluation	4	(10,043)	(45,449)	(33,439)	(56,780)
Property acquisitions	2, 3	-	-	(106,184)	(38,101)
Changes in non-cash investing working capital		28,376	23,322	(1,408)	9,921
Cash flows used in investing activities		(77,879)	(111,459)	(403,095)	(366,709)

FINANCING
Increase (decrease) in long-term debt		40,350	40,655	117,124	(114,000)
Issuance of senior unsecured notes		-	-	-	220,561
Issuance of shares pursuant to the dividend reinvestment plan	7	-	15,219	36,339	42,279
Cash dividends		(38,869)	(51,545)	(149,594)	(153,657)
Cash flows from (used in) financing activities		1,481	4,329	3,869	(4,817)
Foreign exchange (loss) gain on cash held in foreign currencies		(5,931)	2,658	(8,509)	5,369

Net change in cash and cash equivalents		65,972	(4,566)	(11,062)	(77,704)
Cash and cash equivalents, beginning of period		157,473	87,617	234,507	160,755
Cash and cash equivalents, end of period		223,445	83,051	223,445	83,051

Supplementary information for operating activities - cash payments
Interest paid		11,775	10,063	25,701	16,558
Income taxes paid		38,871	61,328	142,582	168,948

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

				Accumulated
				Other		Total
		Shareholders'	Contributed	Comprehensive	Retained	Shareholders'
	Note	Capital	Surplus	Loss	Earnings	Equity
Balances as at January 1, 2011		1,025,770	40,726	(31,577)	10,983	1,045,902
Net earnings		-	-	-	173,064	173,064
Currency translation adjustments		-	-	17,174	-	17,174
Equity based compensation expense		-	21,731	-	-	21,731
Dividends declared		-	-	-	(153,975)	(153,975)
Issuance of shares pursuant to the dividend reinvestment plan	7	42,279	-	-	-	42,279
Vesting of equity based awards	7, 8	22,139	(22,139)	-	-	-
Share-settled dividends on vested equity based awards	7, 8	5,583	-	-	(5,583)	-
Shares issued for bonus plan	7	786	-	-	-	786
Balances as at September 30, 2011		1,096,557	40,318	(14,403)	24,489	1,146,961

				Accumulated
				Other		Total
		Shareholders'	Contributed	Comprehensive		Shareholders'
	Note	Capital	Surplus	Loss	Deficit	Equity
Balances as at January 1, 2012		1,368,145	56,468	(33,387)	(59,625)	1,331,601
Net earnings		-	-	-	133,708	133,708
Currency translation adjustments		-	-	(21,783)	-	(21,783)
Equity based compensation expense		-	27,984	-	-	27,984
Dividends declared	7	-	-	-	(167,282)	(167,282)
Issuance of shares pursuant to the dividend reinvestment plan	7	53,590	-	-	-	53,590
Vesting of equity based awards	7, 8	33,356	(33,356)	-	-	-
Share-settled dividends on vested equity based awards	7, 8	7,151	-	-	(7,151)	-
Shares issued for bonus plan	7	636	-	-	-	636
Balances as at September 30, 2012		1,462,878	51,096	(55,170)	(100,350)	1,358,454

DESCRIPTION OF EQUITY RESERVES

Shareholders' capital
Represents the recognized amount for common shares when issued, net of equity issuance costs and deferred taxes.

Contributed surplus
Represents the recognized value of employee awards which are settled in shares. Once vested, the value of the awards is transferred to shareholders' capital.

Accumulated other comprehensive loss
Represents the cumulative income and expenses which are not recorded immediately in net earnings and are accumulated until an event triggers recognition in net earnings. The current balance consists of currency translation adjustments resulting from translating financial statements of subsidiaries with a foreign functional currency to Canadian dollars at period end rates.

Retained earnings (deficit)
Represents the cumulative net earnings less distributed earnings of Vermilion Energy Inc.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012 AND 2011
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS, UNAUDITED)

1. BASIS OF PRESENTATION

Vermilion Energy Inc. (the "Company" or "Vermilion") is a corporation governed by the laws of the Province of Alberta and is actively engaged in the business of crude oil and natural gas exploration, development, acquisition and production.

These condensed consolidated interim financial statements are in compliance with IAS 34, "Interim financial reporting" and have been prepared using the same accounting policies and methods of computation as Vermilion's consolidated financial statements for the year ended December 31, 2011.  Accounting pronouncements that have been issued but have not yet been adopted are discussed in Note 3 of Vermilion's consolidated financial statements for the year ended December 31, 2011.  These condensed consolidated interim financial statements should be read in conjunction with Vermilion's consolidated financial statements for the year ended December 31, 2011, which are contained within Vermilion's Annual Report for the year ended December 31, 2011 and are available on SEDAR at www.sedar.com or on Vermilion's website at www.vermilionenergy.com.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors of Vermilion on October 31, 2012.

2. BUSINESS COMBINATION

On January 19, 2012, Vermilion acquired, through its wholly owned subsidiaries, working interests in six producing fields located in the Paris and Aquitaine basins in France, for total consideration of $106.1 million before closing adjustments. The acquired working interests expanded Vermilion's existing interests and was a natural addition to the previous France asset base and is well aligned with Vermilion's strategic objective to maintain and consolidate the Company's core operating areas to own and operate 100% of its assets.

The acquired assets include land, wells, facilities, and inventory located in the Company's core producing fields in France. The fair value of the acquired identifiable assets and liabilities assumed at the date of acquisition was $151.4 million.  A gain of $45.3 million was recognized as a result of an increase in the fair value of the acquired petroleum and natural gas reserves from the time when the acquisition was negotiated to the acquisition date.  The increase resulted from a change in the underlying commodity price forecasts used to determine the fair value of the acquired reserves.

The acquisition has been accounted for as a business combination with the fair value of the assets acquired and liabilities assumed at the date of acquisition summarized as follows:

($M)	Consideration
Cash paid to vendor	106,115
Total consideration	106,115

($M)	Allocation of Consideration
Petroleum and natural gas assets	206,191
Asset retirement obligations assumed	(27,518)
Deferred tax liabilities	(23,151)
Acquired working capital deficiencies	(4,098)
Net assets acquired	151,424
Gain on acquisition	(45,309)
Net assets acquired, net of gain on acquisition	106,115

Transfer taxes associated with this acquisition totalling $8.5 million have been excluded from the consideration and have been recognized as an expense in the nine months ended September 30, 2012, within "Other expense" in the consolidated statements of net earnings and comprehensive income.

The results of operations from the assets acquired have been included in Vermilion's condensed consolidated interim financial statements beginning January 19, 2012, which contributed revenues of $77.1 million and operating income of $68.0 million for the nine months ended September 30, 2012. Had the acquisition occurred on January 1, 2012, management estimates that consolidated revenues would have increased by an additional $6.6 million and consolidated operating income would have increased by $4.8 million for the nine months ended September 30, 2012.  In determining the pro-forma amounts, management has assumed that the fair value adjustments, determined provisionally, that arose at the date of acquisition would have been the same if the acquisition had occurred on January 1, 2012. It is impracticable to derive all amounts necessary to determine the increase to net earnings from the acquired working interests as operations were immediately merged with Vermilion's operations.

3. CAPITAL ASSETS

The following table reconciles the change in Vermilion's capital assets:

	Petroleum and	Furniture and	Total
($M)	Natural Gas Assets	Office Equipment	Capital Assets
Balance at January 1, 2011	1,802,422	17,130	1,819,552
Additions	408,810	2,417	411,227
Property acquisitions	50,878	-	50,878
Borrowing costs capitalized	9,923	-	9,923
Changes in estimate for asset retirement obligations	45,267	-	45,267
Depletion and depreciation	(228,562)	(4,414)	(232,976)
Impairments	(64,400)	-	(64,400)
Effect of movements in foreign exchange rates	(7,727)	(62)	(7,789)
Balance at December 31, 2011	2,016,611	15,071	2,031,682
Additions	359,169	2,971	362,140
Property acquisitions	106,184	-	106,184
Borrowing costs capitalized	7,515	-	7,515
Changes in estimate for asset retirement obligations	30,183	-	30,183
Depletion and depreciation [1]	(219,635)	(3,492)	(223,127)
Impairments	(65,800)	-	(65,800)
Effect of movements in foreign exchange rates	(49,201)	(145)	(49,346)
Balance at September 30, 2012	2,185,026	14,405	2,199,431

1 Depletion and depreciation above excludes depletion recorded as a component of crude oil inventory.

Vermilion has not identified indicators of impairment or impairment reversal for any CGU's for the three months ended September 30, 2012 and therefore has not performed impairment testing calculations.

At March 31, 2012 and December 31, 2011, Vermilion performed assessments as to whether any cash generating units ("CGU") had indicators of impairment.  When indicators of impairment are identified, Vermilion assesses the recoverable amount of each CGU based on the estimated fair value less costs to sell as at the reporting date.  The estimated fair value takes into account the most recent commodity price forecasts, expected production and estimated costs of development. For the three months ended March 31, 2012, Vermilion recorded an impairment charge of $65.8 million related to conventional deep gas and shallow coal bed methane natural gas plays. The impairment charges were as a result of declines in the price forecasts for natural gas in Canada which decreased the expected cash flows from the CGU's.

Benchmark prices used in the March 31, 2012 calculations of recoverable amounts were determined by multiplying the mix of oil, natural gas and NGLs inherent in the reserves of the conventional deep natural gas and shallow coal bed methane CGUs by the price forecasts for each year.  The blended price per barrel of oil equivalent (BOE) was:

Canada	$/BOE
2012	27.01
2013	33.46
2014	35.78
2015	38.23
2016	40.68
2017	43.13
2018	45.61
2019	46.53
2020	47.51
2021	48.44
Average increase thereafter	2.0%

4. EXPLORATION AND EVALUATION ASSETS

The following table reconciles the change in Vermilion's exploration and evaluation assets:

($M)	Exploration and Evaluation Assets
Balance at January 1, 2011	17,157
Additions	79,553
Depreciation	(3,732)
Effect of movements in foreign exchange rates	(677)
Balance at December 31, 2011	92,301
Additions	33,439
Depreciation	(2,613)
Effect of movements in foreign exchange rates	(1,109)
Balance at September 30, 2012	122,018

5. ASSET RETIREMENT OBLIGATIONS

The following table reconciles the change in Vermilion's asset retirement obligations:

($M)	Asset Retirement Obligations
Balance at January 1, 2011	267,389
Additional obligations recognized	8,612
Changes in estimates for existing obligations	(4,364)
Obligations settled	(23,071)
Accretion	21,889
Changes in discount rates	41,019
Effect of movements in foreign exchange rates	(943)
Balance at December 31, 2011	310,531
Additional obligations recognized	31,874
Obligations settled	(5,315)
Accretion	16,921
Changes in discount rates	25,827
Effect of movements in foreign exchange rates	(8,815)
Balance at September 30, 2012	371,023

6. LONG-TERM DEBT

The following table summarizes Vermilion's outstanding long-term debt:

	As At
($M)	Sept 30, 2012	Dec 31, 2011
Revolving credit facility	270,653	152,086
Senior unsecured notes	222,016	221,350
Total long-term debt	492,669	373,436

Revolving Credit Facility

At September 30, 2012, Vermilion had in place a bank revolving credit facility totalling $950 million, of which approximately $270.7 million was drawn.  The facility, which matures in May of 2015, is fully revolving up to the date of maturity.  The amount available to Vermilion under this facility is reduced by outstanding letters of credit associated with Vermilion's operations totalling $10.8 million as at September 30, 2012 (December 31, 2011 - $3.7 million).

As at September 30, 2012, Vermilion was in compliance with its financial covenants.

Senior Unsecured Notes

On February 10, 2011, Vermilion issued $225.0 million of senior unsecured notes at par.  The notes bear interest at a rate of 6.5% per annum and will mature on February 10, 2016.  As direct senior unsecured obligations of Vermilion, the notes rank pari passu with all other present and future unsecured and unsubordinated indebtedness of the Company.

Vermilion may, at its option, prior to February 10, 2014, redeem up to 35% of the notes with net proceeds of equity offerings by the Company at a redemption price equal to 106.5% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the applicable redemption date.  Subsequently, Vermilion may, on or after February 10, 2014, redeem all or part of the notes at fixed redemption prices, plus, in each case, accrued and unpaid interest, if any, to the applicable redemption date.  The notes were initially recognized at fair value net of transaction costs and are subsequently measured at amortized cost using an effective interest rate of 7.1%.

7. SHAREHOLDERS' CAPITAL

The following tables reconcile the change in Vermilion's shareholders' capital:

Shareholders' Capital	Number of Shares	Amount ($M)
Balance as at January 1, 2011	88,998,242	1,025,770
Issuance of shares, net of deferred taxes	5,370,000	254,786
Issuance of shares pursuant to the dividend reinvestment plan	1,323,482	59,081
Vesting of equity based awards	608,073	22,139
Share-settled dividends on vested equity based awards	114,487	5,583
Shares issued for bonus plan	15,851	786
Balance as at December 31, 2011	96,430,135	1,368,145
Issuance of shares pursuant to the dividend reinvestment plan	1,224,609	53,590
Vesting of equity based awards	904,210	33,356
Share-settled dividends on vested equity based awards	157,137	7,151
Shares issued for bonus plan	13,167	636
Balance as at September 30, 2012	98,729,258	1,462,878

Dividends declared to shareholders for the nine months ended September 30, 2012 were $167.3 million.

Subsequent to the end of the period and prior to the condensed consolidated interim financial statements being authorized for issue on October 31, 2012, Vermilion declared dividends totalling $18.8 million or $0.19 per share.

8. EQUITY BASED COMPENSATION PLAN

The following table summarizes the number of awards outstanding under the Vermilion Incentive Plan ("VIP"):

Number of Awards	2012	2011
Opening balance	1,750,055	1,683,776
Granted	649,860	566,425
Vested	(596,423)	(434,150)
Forfeited	(140,158)	(65,996)
Closing balance	1,663,334	1,750,055

The fair value of a VIP award is determined on the grant date at the closing price of Vermilion's common shares on the Toronto Stock Exchange, adjusted by the estimated performance factor that will ultimately be achieved.  Dividends, which notionally accrue to the awards during the vesting period, are not included in the determination of grant date fair values.  For the nine months ended September 30, 2012, the awards granted had a weighted average fair value of $60.08 (2011 - $47.05).

9. SEGMENTED INFORMATION

Vermilion's chief operating decision maker measures financial performance of the business by assessing operating income, a profit or loss measure defined by Vermilion as oil and gas sales to external customers less royalties and production costs, which include realized losses on derivative instruments, transportation expense and operating expense.  Expenses that are assessed by the chief operating decision maker on a consolidated basis are excluded from the determination of operating income.  The following amounts include transactions between segments, which are recorded at fair value at the date of recognition.

	Three Months Ended Sept 30, 2012
($M)	Canada	France	Netherlands	Australia	Ireland	Total
Drilling and development	53,658	10,416	5,257	9,721	17,160	96,212
Exploration and evaluation	10,043	-	-	-	-	10,043

Operating Income (Loss)
Oil and gas sales to external customers	71,268	102,369	30,386	80,815	-	284,838
Royalties	(7,081)	(5,282)	-	-	-	(12,363)
Revenue from external customers	64,187	97,087	30,386	80,815	-	272,475
Realized loss on derivative instruments	(274)	(1,360)	-	(235)	-	(1,869)
Transportation expense	(2,005)	(1,840)	-	-	(1,899)	(5,744)
Operating expense	(13,420)	(12,351)	(3,870)	(17,389)	-	(47,030)
Operating income (loss)	48,488	81,536	26,516	63,191	(1,899)	217,832

Corporate income taxes	36	21,051	9,614	8,083	-	38,784
PRRT	-	-	-	22,743	-	22,743
Current income taxes	36	21,051	9,614	30,826	-	61,527

	Three Months Ended Sept 30, 2011
($M)	Canada	France	Netherlands	Australia	Ireland	Total
Drilling and development	55,838	8,623	596	2,549	21,726	89,332
Exploration and evaluation	37,155	183	8,111	-	-	45,449

Operating Income (Loss)
Oil and gas sales to external customers	61,903	80,845	29,883	75,730	-	248,361
Royalties	(8,351)	(5,132)	-	-	-	(13,483)
Revenue from external customers	53,552	75,713	29,883	75,730	-	234,878
Realized loss on derivative instruments	(186)	(3,327)	-	(4,280)	-	(7,793)
Transportation expense	(1,641)	(2,567)	-	-	(2,253)	(6,461)
Operating expense	(13,473)	(14,281)	(3,991)	(11,543)	-	(43,288)
Operating income (loss)	38,252	55,538	25,892	59,907	(2,253)	177,336

Corporate income taxes	467	13,696	2,571	7,865	-	24,599
PRRT	-	-	-	18,281	-	18,281
Current income taxes	467	13,696	2,571	26,146	-	42,880

		Nine Months Ended September 30, 2012
($M)	Canada	France	Netherlands	Australia	Ireland	Total
Total assets	1,270,547	674,355	138,630	286,960	528,925	2,899,417
Drilling and development	157,680	26,424	13,157	24,132	40,671	262,064
Exploration and evaluation	33,390	-	49	-	-	33,439

Operating Income (Loss)
Oil and gas sales to external customers	226,726	300,708	92,268	222,168	-	841,870
Royalties	(24,266)	(15,880)	-	-	-	(40,146)
Revenue from external customers	202,460	284,828	92,268	222,168	-	801,724
Realized loss on derivative instruments	(1,335)	(9,274)	-	(569)	-	(11,178)
Transportation expense	(6,399)	(6,382)	-	-	(5,874)	(18,655)
Operating expense	(40,904)	(41,208)	(13,436)	(39,260)	-	(134,808)
Operating income (loss)	153,822	227,964	78,832	182,339	(5,874)	637,083

Corporate income taxes	1,323	49,671	24,546	24,833	-	100,373
PRRT	-	-	-	58,472	-	58,472
Current income taxes	1,323	49,671	24,546	83,305	-	158,845

		Nine Months Ended September 30, 2011
($M)	Canada	France	Netherlands	Australia	Ireland	Total
Total assets	1,101,924	555,024	141,667	268,525	500,952	2,568,092
Drilling and development	171,290	41,117	11,732	9,448	48,162	281,749
Exploration and evaluation	44,915	3,754	8,111	-	-	56,780

Operating Income (Loss)
Oil and gas sales to external customers	177,512	241,383	82,474	255,029	-	756,398
Royalties	(24,804)	(14,426)	-	-	-	(39,230)
Revenue from external customers	152,708	226,957	82,474	255,029	-	717,168
Realized loss on derivative instruments	(1,207)	(9,472)	-	(11,506)	-	(22,185)
Transportation expense	(4,627)	(7,163)	-	-	(6,721)	(18,511)
Operating expense	(39,503)	(35,541)	(12,346)	(34,481)	-	(121,871)
Operating income (loss)	107,371	174,781	70,128	209,042	(6,721)	554,601

Corporate income taxes	1,291	48,226	11,718	25,338	-	86,573
PRRT	-	-	-	77,534	-	77,534
Current income taxes	1,291	48,226	11,718	102,872	-	164,107

Reconciliation of operating income to net earnings

	Three Months Ended		Nine Months Ended
($M)	Sept 30, 2012	Sept 30, 2011	Sept 30, 2012	Sept 30, 2011
Operating income	217,832	177,336	637,083	554,601
Equity based compensation	(8,704)	(7,609)	(28,620)	(22,517)
Unrealized (loss) gain on derivative instruments	(10,721)	27,247	955	6,725
Interest expense	(7,229)	(6,659)	(19,930)	(18,602)
General and administration	(12,669)	(11,375)	(34,885)	(34,830)
Foreign exchange (loss) gain	(6,330)	(1,930)	(17,878)	13,724
Other income (expense)	277	(786)	(8,291)	(1,942)
Accretion	(5,891)	(5,378)	(16,921)	(16,096)
Depletion and depreciation	(76,941)	(60,516)	(229,301)	(171,813)
Impairments	-	-	(65,800)	-
Gain on acquisition	-	-	45,309	-
Earnings before income taxes	89,624	110,330	261,721	309,250
Income taxes	(58,826)	(45,888)	(128,013)	(136,186)
Net earnings	30,798	64,442	133,708	173,064

10. CAPITAL DISCLOSURES

The following table calculates Vermilion's ratio of net debt to annualized fund flows from operations:

	Three Months Ended		Nine Months Ended
($M except as indicated)	Sept 30, 2012	Sept 30, 2011	Sept 30, 2012	Sept 30, 2011
Long-term debt	492,669	409,096	492,669	409,096
Current liabilities	442,376	333,817	442,376	333,817
Current assets	(385,554)	(275,546)	(385,554)	(275,546)
Net debt [1]	549,491	467,367	549,491	467,367

Cash flows from operating activities	148,301	99,906	396,673	288,453
Changes in non-cash operating working capital	(13,175)	12,194	14,003	33,488
Asset retirement obligations settled	1,968	4,269	5,315	15,512
Fund flows from operations	137,094	116,369	415,991	337,453
Annualized fund flows from operations [2]	548,376	465,476	554,655	449,937

Ratio of net debt to annualized fund flows from operations ([1] ÷ [2])	1.0	1.0	1.0	1.0

The ratio of net debt to annualized fund flows from operations was 1.0 for all periods presented.

Vermilion is subject to certain externally imposed capital requirements under its revolving credit facility.  During the periods covered by these condensed consolidated interim financial statements, Vermilion continued to comply with these requirements.

11. FINANCIAL INSTRUMENTS

Market risk:
Vermilion's financial instruments are exposed to currency risk related to changes in foreign currency denominated financial instruments and commodity price risk related to outstanding derivative positions.  The following table summarizes what the impact on comprehensive income before tax would be for the nine months ended September 30, 2012 given changes in the relevant risk variables that Vermilion considers were reasonably possible at the balance sheet date.  The impact on comprehensive income before tax associated with changes in these risk variables for assets and liabilities that are not considered financial instruments are excluded from this analysis.  This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

Risk ($M)	Description of change in risk variable	September 30, 2012 Before tax effect on comprehensive income Increase (decrease)
Currency risk - Euro to Canadian	Increase in strength of the Canadian dollar against the Euro by 5% over the relevant closing rates on September 30, 2012	(5,751)
	Decrease in strength of the Canadian dollar against the Euro by 5% over the relevant closing rates on September 30, 2012	5,751
Currency risk - US $ to Canadian	Increase in strength of the Canadian dollar against the US$ by 5% over the relevant closing rates on September 30, 2012	1,703
	Decrease in strength of the Canadian dollar against the US$ by 5% over the relevant closing rates on September 30, 2012	(1,703)
Currency risk - AUD $ to Canadian	Increase in strength of the Canadian dollar against the AUD$ by 5% over the relevant closing rates on September 30, 2012	(1,421)
	Decrease in strength of the Canadian dollar against the AUD$ by 5% over the relevant closing rates on September 30, 2012	1,421
Commodity price risk	Increase in relevant oil reference price within option pricing models used to determine the fair value of financial derivative positions by US$5.00/bbl at September 30, 2012	(9,497)
	Decrease in relevant oil reference price within option pricing models used to determine the fair value of financial derivative positions by US$5.00/bbl at September 30, 2012	9,039

SOURCE: Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Lorenzo Donadeo, President & CEO;
Curtis W. Hicks, C.A., Executive VP & CFO;
and/or
Dean Morrison, Director Investor Relations
TEL (403) 269-4884
IR TOLL FREE 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 06:55e 01-NOV-12